ANNUAL REPORT 2001

One Team ∘ Global Reach ∘ Amazing Solutions


METTLER TOLEDO

METTLER TOLEDO

Contents

METTLER TOLEDO

Mettler-Toledo International Inc. is a leading global supplier of precision instruments. We are the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. We also hold top-three market positions in several related analytical instruments, and are a leading provider of automated chemistry systems used in drug and chemical compound discovery and development. In addition, we are the world's largest manufacturer and marketer of metal detection and other end-of-line inspection systems used in production and packaging. We also derive a competitive advantage from our application-oriented software, which processes the data captured by our instruments and integrates it into customers' information technology systems.

Headquartered in Greifensee, Switzerland, METTLER TOLEDO has manufacturing operations in Europe, the Americas and Asia, and sales and service operations in 37 countries. Approximately 8,500 people worldwide work for METTLER TOLEDO.

This Annual Report

Our accomplishments in 2001 included extending our market-leading positions, introducing new and exciting products and technologies, expanding our global services offering and producing strong financial results. What's more, these accomplishments were achieved despite a challenging economic environment. In addition, we continued to build our franchise for the future. As we look to broaden our leadership positions, we thought it valuable to articulate a vision that would energize our worldwide employees toward a common goal. Our vision – One Team, Global Reach, Amazing Solutions – is featured throughout this annual report.

This report explains what our vision statement means to us and shows how it translates into value for our shareholders, customers and employees. For instance, our teamwork in services is addressing the complex needs of our large pharmaceutical customers, our research and development in China is creating a broad range of products for global distribution, and our many new product introductions are streamlining drug discovery in entirely new ways. The report also showcases a METTLER TOLEDO-branded Skiff sailboat; the Skiff is the centerpiece of our brand-building campaign and represents a clear visualization of our competitive spirit, speed, technology and teamwork. We hope our report will help you understand how we are realizing value from our strong brand, global distribution, worldwide services and technological leadership.

Financial Highlights

(Dollars in thousands, except per share data)

For the Years Ended December 31,	2001	2000	2001 Highlights
Net sales	$1,148,022	$1,095,547	7% growth in local currency
Adjusted operating income(a)	$165,064	$142,841	16% growth
Adjusted operating margin	14.4%	13.0%	140-basis-point margin improvement
Earnings per share(b)	$2.02	$1.70	19% increase
Net debt to EBITDA	1.8	1.6	strong financial flexibility

(a) Adjusted operating income represents gross profit less research and development and selling, general and administrative expenses and excludes amortization, other charges (income) and non-recurring costs.

(b) Diluted earnings per common share before non-recurring items such as significant restructuring charges.

Growing Sales
(In millions)

The compound annual growth rate in local currencies is 10%.



$ 1,200
1,100
1,000
900
800
700
600
500
10%
878
936
1,065
1,096
1,148
97
98
99
00
01

Dramatically Expanding Profitability
(In millions)

Adjusted operating income



$ 180
160
140
120
100
80
60
40
19%
81.5
101.0
123.7
142.8
165.1
97
98
99
00
01

Continuous Growth in Earnings Per Share
(In dollars)



$ 2.10
1.80
1.50
1.20
0.90
0.60
0.30
37%
0.58
1.10
1.40
1.70
2.02
97
98
99
00
01

Stock Appreciation

Daily from IPO to Feb. 7, 2002



MTD Stock Price
Percentage Growth
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
293%
257%
221%
186%
150%
114%
79%
43%
7%
(29%)
(64%)
(100%)
Nov 97
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Feb 02

METTLER TOLEDO Stock
S&P 500
Russell 2000

Dear Fellow Investor

We are very pleased that we delivered another year of strong operating results and achieved our financial targets despite the tough economic environment. The strength and breadth of our franchise, combined with proactive management, ensured our business remained on track throughout the year. Equally important, we continued to take steps to build our franchise for the future. In this annual report, we offer many examples of why we believe METTLER TOLEDO is well positioned for the future.

We are proud of our track record and the evolution of METTLER TOLEDO since our spin-off five years ago. Our Company has significantly advanced the breadth and leadership of our product offering, the depth and competence of our management team and employees, and the reach of our franchise around the world. Today we are the global leaders in our industry in many ways.

As we look to the future, we want to continue to extend our leadership. To assist us in achieving this objective, we have launched a new vision statement with the aim of energizing our 8,500 employees worldwide toward a common aspiration. Our vision is "One Team, Global Reach, Amazing Solutions." Let me briefly explain what this vision means to us.

One Team – Our employees are the lifeblood of our Company. We encourage each individual to work to their highest standard to lift the entire team's achievement. Our success depends upon pooling strengths of people from diverse businesses and geographies and working toward common goals.

Global Reach – We continually "reach for the globe" to expand our worldwide market leadership. By applying global knowledge and best practices, we have substantial resources to solve a broad range of customer challenges almost anywhere in the world. Furthermore, because we source from around the globe, we can provide solutions that are cost effective.

Amazing Solutions – Our unrelenting quest for innovation continually generates extraordinary advancements. Our deep understanding of customer processes sets the foundation for our innovation. We then combine sensor technologies, software and services to deliver total solutions that bring customers tangible paybacks and exceed their expectations.


METTLER TOLEDO
One Team
Global Reach
Amazing Solutions

In this annual report, we will show you how this vision statement creates value for our shareholders, customers and employees.

In conjunction with the introduction of our new vision statement, we also launched a campaign to build our brand. Its centerpiece is the METTLER TOLEDO-branded Skiff sailboat shown throughout this report. Like our Company, this unique, high-tech boat depends on precision, balance, teamwork and dedication for success. We believe the tenets of the branding campaign have excellent application to our vision statement. The Skiff exemplifies "one team" with its highly coordinated, three-person team functioning in unison; "global reach" with its participation in competitive races around the world; and "amazing solutions" with its innovative design which tests the limits of physics to attain the highest possible speed.



Robert F. Spoerry

Strong Performance in 2001

Two key factors distinguished us in the difficult global economy: the strength of our franchise and the effectiveness of important initiatives. I want to highlight how these factors contributed to our strong performance in 2001.

The strength of our franchise is built on: leadership positions; geographic, end-market and product line diversification; and excellent brand recognition. Our leadership begins with our competitive position. Approximately 80 percent of product sales come from global leaders in their segments. This substantial size advantage translates into cost leadership. Our competitiveness is reinforced by our technology leadership, which is supported by our R&D investment and our ability to consistently deliver innovation with tangible customer benefits. What's more, our highly respected brand – synonymous worldwide with innovation, quality and reliability – gives us an advantage in difficult times when customers are closely scrutinizing the quality of their suppliers.

Several major initiatives came to fruition this year, providing an additional shield from the economy. On the offensive side, our aggressive growth strategy in Asia produced exceptional results as we grew by better than 15 percent in that part of the world. In addition, our database marketing initiatives have taken hold in many parts of the world as evidenced by significant market share gains in targeted segments such as pharmaceutical and biotech.

Initiatives on the cost side – certainly nothing new to us – also paid dividends. We continued our manufacturing rationalization by consolidating product lines, closing some facilities and moving certain lines to our low-cost manufacturing base in China. We also made further progress in our global procurement effort and improvements in service productivity.

The benefits of these initiatives contributed to another year of strong financial results for METTLER TOLEDO. Sales of $1.15 billion represented a 7 percent increase in local currency over 2000. Our key focus areas of laboratory instruments, process analytics and packaging all performed well. In addition, our food retailing business contributed strongly, benefiting from euro-conversion spending. Our industrial business in the Americas faced a challenging environment throughout 2001, while our industrial business in Europe weakened during the second half of the year. Earnings per share, before non-recurring items, increased 19 percent to $2.02 on a diluted basis, compared with $1.70 in 2000. Operating income, before non-recurring items, of $165 million, or 14.4 percent of sales, represented a 16 percent increase over the prior year. We recorded a non-recurring charge early in the year for staffing reductions and manufacturing transfers to adjust our cost structure for softness in certain parts of the business, especially the U.S. industrial business. Cash flow generation was again strong, with free cash flow before acquisitions and restructuring payments up 20 percent in the year to $82 million. Our balance sheet remains very healthy with a ratio of net debt/EBITDA of 1.8 and interest coverage of more than 11 times. In summary, we had strong financial performance in 2001 and enter 2002 with a solid position from which to grow.

Building for the Future

The clearest evidence of our commitment to the future is R&D spending, which increased 16 percent in local currency in 2001 and has grown by an average of 14 percent annually over the last three years. We launched many exciting new products and technologies, all focused on delivering process improvements and measurable benefits to customers. In drug discovery, we introduced computer-controlled laser probes for real-time crystallization monitoring, which helps pharmaceutical customers identify unsuitable drug candidates earlier in the pipeline. Our automated solids dispensing system eliminates the bottleneck from manual handling of powder-like substances. We also unveiled a broad range of automated titrators to speed up formerly manual activities. And we added an automated combination weigher to round out our packaging offering.

We continued to build our service business in 2001. In a major expansion of our offering, we launched worldwide SERVICEXXL, our modular suite of value-added services to help customers meet the stringent requirements of the FDA and other regulatory bodies. We also instituted a four-phase services cost-productivity plan, which we expect to enhance operating margins over its three-year implementation.

On the cost structure front, the first wave of our procurement initiative was completed with strong results. We are now well into the second phase and look to gain additional margin expansion.



To accommodate its growth, Rainin will move into new headquarters during 2002.

We also continue to grow our Company with strategic investments that have the potential of superior returns. A great example is our acquisition of Rainin Instrument. Acquiring Rainin, the premier provider of pipetting solutions, anchors more of our business in the fast-growing life sciences market, a segment we have targeted for growth. An outstanding company with a strong growth rate and excellent operating margins, Rainin is the U.S. market leader and shares METTLER TOLEDO's dedication to innovation. Our objective is to grow Rainin into a global leadership position.

Another way we are building our foundation for the future is by realigning our organizational structure. We have divided our business into five divisions: Laboratory, Process Analytics, Packaging, Industrial and Retail. The new organizational structure will bring more focus and competency to our management processes and position us for continued growth and expansion in the coming years.

Our Unique Advantage

METTLER TOLEDO is well prepared for the future. While many of our competitors were forced to retreat as the economy weakened, we continued to build our Company. Our stability and long-term focus have not gone unnoticed by our customers. More than ever, customers understand that we are a quality franchise uniquely positioned to satisfy their needs. These customers demand a strong, global partner who thoroughly comprehends their processes and develops solutions that enhance them, whether in accelerating time-to-market in the lab, improving productivity in manufacturing or better managing perishable goods in food retailing. They also demand a solutions partner who understands their complex regulatory environments. Our global offering of instruments, software and services stands alone in meeting that broad span of needs, and we are well positioned to capitalize on that advantage.

While we see a future with many opportunities, we are still watching the uncertain economy closely. If we see that the global economy further deteriorates or is slow to recover, we will take appropriate steps. We will continue moving forward with excitement and confidence while remaining watchful about the external environment we face in 2002.

In closing, we are extremely proud of our skillful, highly committed employees and appreciate their constant contributions of creativity, expertise and hard work. They satisfy our customers and earn their ongoing trust. Our gratefulness extends to our shareholders as well; your confidence continually renews our dedication to making METTLER TOLEDO a unique and solid investment for you. We invite you to stay on board as we navigate our many opportunities and realize our vision of "One Team, Global Reach, Amazing Solutions."

Sincerely,

Robert F. Spoerry
Chairman, President and Chief Executive Officer

February 7, 2002



Solutions to Improve Customer Processes

Laboratory Solutions

Laboratory Instruments - Our laboratory instruments are the foundations of research laboratories all over the world. Balances and pipettes are the most commonly used instruments in the lab, and we hold leading positions in both. In addition, scientists turn to our analytical instruments, such as titrators and thermal analysis, when they need details on composition or properties of liquids or substances. Information generated by our instruments can be analyzed and managed in our application-specific software and interfaced with our customers' information systems.

Drug Discovery - We shorten time-to-market for life sciences customers by accelerating the synthesis, purification and process research of drug candidates through integration, automation and sophisticated software solutions.

Process Analytics

Our in-line instruments for measuring critical liquid parameters, such as pH and oxygen levels and water conductivity and resistivity, enable pharmaceutical, biotech and other process companies to continuously ensure product quality and meet regulatory standards.







METTLER TOLEDO has strong worldwide leadership positions. More than 80 percent of our instrument sales are from products that are global leaders in their segment. We have one of the most expansive global sales and service organizations among precision instrument companies, with more than 4,200 or almost one-half of our employees providing sales and service in 37 countries. In R&D, more than 750 professionals work daily on maintaining our innovative lead, with more than 60 percent of them focused on electronic hardware and software.

Packaging Control Systems

Integrated packaging lines in food, beverage and pharmaceutical companies use our instruments for dynamic quality and quantity control. We ensure the quality of contents through metal detection and x-ray visioning and ensure the integrity of packages through check-weighing and automated combination weighers.

Industrial Instruments

Our instruments and software combine to meet manufacturing production and quality control needs. We offer weighing sensors, scale terminals and software to control automated manufacturing, and versatile instruments that dispense and formulate, fill and batch, weigh and count. For express carriers, in-motion weighing and dimensioning solutions speed throughput and increase revenue.

Retail Solutions

From food retailers' receiving docks to their checkout counters, we enhance efficient handling of perishable goods with weighing, packaging, pricing, wrapping, labeling and software solutions. Moreover, our Internet-enabled scale allows retailers to remotely manage prices, inventory, promotions and more.


SAFELINE


0.3 kg



One Team



Our employees strive to contribute their best, and we pool these individual strengths to form one team. Together, stronger, we work toward common goals.

SERVICEXXL:
Pooling Individual Strengths

METTLER TOLEDO service personnel have eliminated the "not invented here" mentality. To deal with a demanding and ever-changing regulatory environment, combined with the globalization of quality standards, our service personnel work as one team and "steal with pride" the ideas of their colleagues around the world.

METTLER TOLEDO's customers, particularly in the pharmaceutical industry, face two key challenges: complex and stringent regulatory requirements and a shortage of qualified chemists and technical personnel.

We pool our resources to help our customers clear these hurdles. Research and development contributes products designed around the latest CFR (U.S. Code of Federal Regulations) requirements, while production ensures that manufacturing is performed in ISO-certified facilities. Our sales organization works collaboratively with customers to define the optimal services bundle. With all this input, our service team developed SERVICEXXL, a comprehensive suite of services covering regulatory compliance for design, manufacture, installation, operation and maintenance of customers' instruments. We rolled out SERVICEXXL to our worldwide network, thereby avoiding the reinvention of different approaches in various locations and guaranteeing consistency to all customers.

The breadth of our SERVICEXXL offering is vast. We develop customers' standard operating procedures (SOPs), design equipment-qualification and software-validation logbooks, perform calibrations to certify that instruments consistently produce the expected results, develop user manuals, provide training for customer personnel and supply equipment asset and performance archiving services. Our services are packaged as a comprehensive solution to meet customers' specific needs.

Global pharmaceutical companies, such as Novartis and GlaxoSmithKline, tap our entire suite of SERVICEXXL. Other companies, such as Amgen, need a more tailored offering to meet immediate needs such as equipment qualification services.

For Pfizer, our services also include asset management – globally for its drug discovery instruments and domestically for thousands of its pipettes. We have relieved its research staff from the cumbersome tasks of documenting, inventorying, calibrating and determining effective-use levels of its various instruments and pipettes.


Single Range

METCAL (METTLER TOLEDO Calibration Software) is designed to calibrate balances and give technicians the ability to print out documentation on site.



One Team

THORNTON: Becoming Stronger as a Team

At METTLER TOLEDO, we recognize that the most challenging part of an acquisition takes place after the closing. To capture synergies and achieve the value of the acquisition takes real teamwork. Our Thornton acquisition is a great example of how two organizations can benefit from the strengths of the other.

METTLER TOLEDO process analytics allow pharmaceutical and biotechnology customers to measure pH and dissolved oxygen levels during production – a critical element of their quality control process. With our acquisition of Thornton, we broadened our offering to include conductivity and resistivity measurement.

We quickly tapped the strength of our expanded team. Taking full advantage of METTLER TOLEDO's global presence, Thornton extended its marketing internationally, capturing growth in Europe, Latin America and China. Thornton also improved its penetration of existing markets by implementing our marketing techniques that direct resources to where sales potential is greatest.

Most importantly, together we delivered Thornton's technology and expertise to our pharmaceutical customers globally to help them ensure compliance with the latest Pharmacopeial and FDA regulatory requirements mandating in-line conductivity measurement of water purity in pharmaceutical manufacturing.

Superior teamwork throughout our organization has generated an extensive offering for production process quality measurement – all supported with our value-added services, including traceability documentation, ongoing certified instrument and sensor calibration, and certification of source materials used in constructing instruments.



METTLER TOLEDO is a leading supplier of liquid measurement solutions to control production processes for the pharmaceutical and biotech industries.

Employee Training: Striving for High Standards

METTLER TOLEDO has ambitious growth plans, especially in Asia where our goal is to have 20 percent of worldwide sales from the region versus 13 percent today. We know that reaching our goals requires us to continuously develop our management. Over the last several years, we have embarked on an aggressive, proactive program to strengthen this talent pool so that all members are contributing their best to the team.

Our unique culture keeps us entrepreneurial, focused on innovation and quality, vigilant about costs and zealous in our drive toward ever-higher standards of performance. We expect METTLER TOLEDO people to measure up, and we recognize the importance of preparing them with thorough training.

Leadership training emphasizes both team-building skills and operational proficiency. By affording employees the opportunity to share experiences and learn from one another, our training programs also invigorate our culture. Managers relish the chance to forge ties with peers throughout the organization.

Our programs are validated by steadfast support from top management. Our chief executive officer makes it his personal responsibility to set aside several weeks each year for training and development sessions. This effort also gives our managers direct access to the CEO.

Early in 2001, we launched leadership training in Asia because that region is experiencing explosive growth. This expansion of our training program we developed in the Americas and Europe will help support brisk sales increases, new product introductions, transfers of production and a surge in the number of employees, to more than 1,100 today compared with 675 five years ago.

The managers responsible for our business in Asia are often thousands of miles from their nearest colleagues. In this decentralized environment, training that emphasizes leadership skills, team building and sharing of best practices is essential to our success.

We ask a lot of our employees everywhere, but our training programs help ensure that our one team around the world is primed to deliver.



Team-building exercises in Malaysia are part of our leadership training program.

Global Reach

We broaden our market-leading positions by applying worldwide knowledge and resources to solve customer challenges anywhere.


METTLER TOLEDO
METTLER

China: Attaining Global Leadership

Some day, in the not-too-distant future, China will be one of, if not the largest market in the world for our products. When we started there 15 years ago, that vision did not seem possible. Today, we are the clear market leader for weighing and many other products in this important region. Our Chinese operations are at the heart of our vision for truly global reach.

METTLER TOLEDO's global market leadership translates into cost leadership as well. In China, our cost-effective manufacturing opens two paths to market leadership: exporting cost-sensitive products to Europe and North America and serving local Asian markets, which are currently the fastest-growing for our products.

The changing Chinese market offers vast potential. In 2001, for instance, we started a packaging control business there to meet the growing preference among Chinese consumers for prepackaged goods. We entered this market segment because, as consumers' habits change, their product safety concerns raise the same quality issues that our end-of-line inspection systems have resolved in Europe and the United States.

We also develop products in China for worldwide distribution, benefiting from engineering and manufacturing in a cost-effective environment. For example, shortly, we will launch Viking, a global balance targeted for the entry-level user – one who is cost-conscious but who demands high quality. Using the platform designed for this technology, over the next 12 months, we will introduce a series of entry-level balances with wide-ranging resolutions to fully cover this market segment.

Product introductions to meet local market requirements and our customers' increased need for higher productivity enabled our Chinese businesses to post another year of double-digit sales growth in 2001, with operating margins that match the Company average. In only two years, we have more than doubled the percentage of products we manufacture in China – a percentage that will continue to rise.



A quality control engineer in Changzhou, China, helps to ensure consistent worldwide quality standards.



Global Reach

DHL Service: Meeting Global Needs

Serving customers around the globe. Many companies talk about it, but can they deliver it? Do they understand the implications? How many companies have promised their customers, "We will deliver the highest level of service around the world, 24 hours per day, seven days per week." How many companies then deliver it? We do. We exemplify global reach.

For global express carriers, zero downtime is the only acceptable level. Continual productivity enhancements and maximum revenue recovery are essential. They need to have weighing, dimensioning and identification solutions that meet high quality standards around the world. METTLER TOLEDO is the only company with a genuinely global capability – comprising automatic identification and data capture (AIDC) instruments, software and services – to keep carriers on time all the time. Carriers improve revenues with more accurate billing for weight and dimension, gain productivity with automated warehouse management and facilitate tracking with freight quality control.



DHL uses our dimensioning, weighing and identification solutions in Europe, Asia and the Americas.

Our partnership with DHL Worldwide Express illustrates the advantages we bring. Covering much of DHL's extensive network in more than 220 countries and territories around the world, we deliver beginning-to-end services – making DHL's assets as efficient as they can be within each location. That includes product consultation, installation, local governmental certification, preventive maintenance and responsive emergency service. We learn each location's processes thoroughly, and then design a solution that meets DHL's globally defined quality standards yet is flexible for local requirements.

Focusing on process, we utilize predictive monitoring of wear and tear to pinpoint potential equipment breakdowns before they result in downtime. We also perform calibration to affirm the accuracy of weight and dimension measuring equipment.

Working with the major express carriers is just the beginning. Warehousing and logistics businesses as well as the shipping departments of companies will start to follow the carriers' lead. These organizations will want a solution with many of the same capabilities – a great opportunity for us.

Unicorn: Applying Global Knowledge

Within our extensive base of food retailing customers, including Carrefour, Wal-Mart and Metro, many have expanded aggressively worldwide in the last few years. Critical challenges facing these customers include making their global processes more efficient and achieving unfailing quality. When we asked our customers how we could best serve them around the globe, the answer was clear: offer a single-platform, PC-based solution for the management of their perishable goods that can be configured for global needs and still adapted to local differences. Amassing our team's global knowledge, including our deep understanding of customers' worldwide processes and needs, we developed the solution – Unicorn.

With Unicorn, METTLER TOLEDO is again driving innovation in food retailing. It is our second-generation PC-based network solution and certain to be the industry standard. The Unicorn family of products includes weighing and labeling solutions for prepacking applications, networked counter scales and perishable goods data management software. It is a genuinely global product, providing flexibility, modularity and identical hardware and software platforms everywhere. Its stylistic design meets food retailers' desire to enhance their customers' shopping experience, and its ease of use helps them maximize labor value through optimal product use and reduced training.

What is the principal benefit? Connectivity. Our customers can communicate and integrate information globally with Unicorn via intranets and the Internet, allowing them to replicate processes on a global basis. For example, retailers have the ability to centrally manage the pricing and transaction of perishable goods at multiple locations. Retail stores can seamlessly communicate with central back-offices – maximizing inventory-management efficiency, updating pricing and adding or eliminating products. Remotely managed online servicing provides tremendous customer value through quick response time and maximum uptime. Furthermore, this remote servicing promises profitability gains for METTLER TOLEDO by reducing on-site service requirements.

Along with its clear support of our customers' global needs, Unicorn is designed for optimal flexibility in adapting to local differences. Easily integrated into local networks, its platform can be customized for country-specific promotions, unique user habits, differing preferences in data requirements and more.

With Unicorn, METTLER TOLEDO leverages its global investments in R&D, manufacturing, and sales and service training. It is the solutions platform on which we will continue to profitably grow our leading global position in retail.



Recently launched Unicorn is
our PC-based network weighing solution for food retailing.

Amazing Solutions


METTLER
METTLER

Our innovation leadership, combined with deep understanding of customer processes and a focus on tangible paybacks, results in amazing solutions.

Drug Discovery: Speeding Time-to-Market

The changes under way in the research labs of our life sciences customers are amazing. The impact of the Human Genome project and other scientific discoveries is staggering, and we are excited at METTLER TOLEDO to play our part. What is our part? We are experts in developing solutions that help our customers dramatically reduce the time it takes to discover and develop new chemical compounds.

Within the last several years, we developed and acquired remarkable technologies such as our Berger supercritical fluid chromatographs, which purify synthesized compounds in a fraction of the time required for conventional chromatography. These solutions improve productivity by eliminating gaps or bottlenecks in customers' processes.

Customers are also seeking to streamline their processes – that is, automate, run multiple tasks concurrently and integrate various steps. The upcoming launch of Optimizer, a modular process development software platform, meets these needs directly. Built around our new-generation robot, this product includes an array of lab reactor vessels for performing chemical reactions, integrated with real-time analytical techniques, to allow customers to run multiple investigations simultaneously. It very easily and efficiently enables the chemist to explore and optimize process conditions.

We look to extend our role in drug discovery – and that means unveiling new solutions as well as refining existing technologies. For example, in 2001 we began offering a technology that automatically dispenses and controls solids by weight with exacting accuracy. Previously, the technical difficulties in handling solids required labs to perform almost all this work manually – an extremely time-consuming task.

Another productivity-boosting new technology is our computer-controlled laser probes, which determine a compound's crystallization characteristics in real time during chemical reactions. Before, gathering this data involved an additional step. With this advance, our life sciences customers can isolate unsuitable candidate compounds sooner.

Drug discovery is a burgeoning market sector, and customers can count on METTLER TOLEDO to remain in the vanguard, continually offering them amazing solutions.


FlexiWeigh

FlexiWeigh is used in drug discovery to automatically dispense and weigh solids with a high level of accuracy.



Amazing Solutions

Packaging: Enhancing Customer Processes

Packaging lines employ truly automated processes. Whether it is a line for coffee, cereal or pharmaceuticals, the level of automation and control integration is state-of-the-art. When it comes to the quality control processes around these packaging lines, we believe no one has a more complete, standardized and integrated solution than METTLER TOLEDO.

Consumers are understandably concerned about the quality and freshness of their foods and medicines, and they want a third-party authority to protect their interests. In response, government agencies impose increasingly strict regulations. This safety imperative, as well as the relentless push among customers to improve productivity and document compliance, is driving METTLER TOLEDO's packaging opportunities in the food, beverage and pharmaceutical sectors.

We meet the demand with total packaging solutions that satisfy customer requirements. As the world leader in end-of-line metal detection, we ensure the quality of package contents; and our X-ray technology checks for non-metallic contamination. To guarantee the quality and integrity of the package itself, we offer dynamic checkweighing equipment, which monitors weight, portion size and totality in containers on packaging lines.

Recently, we added automated combination weighing to our offering, which allows customers to fill or sort discrete food items accurately and quickly, thereby enhancing yield and productivity.

Customizable software that bridges all our packaging products is integral to our solutions. We recently unveiled a new generation of FreeWeigh.Net, our widely used statistical and complete quality control software. FreeWeigh.Net optimizes package filling, monitors weight-related data and integrates it in real time into customers' enterprise resource planning and/or process control systems.

This versatile, Web-based software verifies and documents that production processes and finished lots are in compliance with quality standards and government regulations, finds packaging and labeling errors or production flaws, and allows remote monitoring of package attributes. FreeWeigh.Net illustrates our commitment to provide our customers with packaging solutions that fill virtually every need.


Enterprise Systems
FreeWeigh.Net
ACW
MD
Seal packaging machine
MD
X-Ray
CW

METTLER TOLEDO combines highly specialized technologies into a state-of-the-art packaging control system: automated combination weighing (ACW), metal detection (MD), X-ray technology, checkweighing equipment (CW) and quality control software.

Titration: Providing Tangible Paybacks

Beverage manufacturers are obsessed with quality to ensure that the taste to the consumer is the same every time. For almost every manufactured liquid, a critical quality control check is to measure concentrations using a titrator. At METTLER TOLEDO, we found a way to significantly automate the titration process and help our customers ensure that their products have the same delicious taste each and every time.

One of our most widely used analytical instruments, the titrator measures concentrations in liquids, such as the amount of vitamin C in orange juice. While the instrument is highly sophisticated, we estimate that as much as 80 percent of the preparation and follow-up steps are performed manually. To enhance efficiency, we recently introduced a revolutionary series of titration automators that eliminate the manual aspects of preparing samples, cleaning electrodes, removing titrated solutions, recording data and much more. Their capabilities range from automating small-batch titrations up to the first "plug and play" automation of Karl Fischer titration, which determines the water content of substances.

Even with all their versatility, our titration automators are easy to use, which benefits customers facing a shortage of qualified technical staff. In addition, our titration customers in a wide range of industries need cutting-edge data management to comply with proliferating government regulations. LabX, our recently launched PC-based enterprise software suite, manages and analyzes the data titrators generate. Based on the Windows 2000 global standard, LabX provides full network capability; has efficient, intuitive protocols; and enables customers to comply with the U.S. Food and Drug Administration's traceability requirements for electronically stored data. Soon, LabX will also be available for other instruments including our balances and pH meters.

By combining a METTLER TOLEDO titrator with robotics and our LabX software, customers can run multiple series of samples unattended overnight, then pick up tabulated results on computers in the morning. They gain assured regulatory compliance and ease of use, from measurement of concentrations to integration of data into their information management systems.



Newly launched Rondolino combines a titrator, robotics and LabX software and is targeted to the entry-level market.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements.

Overview

We operate a global business, with net sales that are diversified by geographic region, product range and customer. We hold leading positions worldwide in many of our markets and attribute this leadership to several factors, including the strength of our brand name and reputation, our comprehensive solution offering, the quality of our global sales and service network, our continued investment in product development, our pursuit of technology leadership and our focus on capitalizing on opportunities in developed and emerging markets. While all of our businesses have significant strategic links in terms of technology or customer base, we have a geographically diverse business that serves customers in relatively healthy and stable end markets, including the pharmaceutical, biotech and food industries.

Our financial information is presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Net sales in local currency increased 7% in 2001, 9% in 2000, and 16% in 1999. The strengthening of the U.S. dollar versus our major trading currencies reduced U.S. dollar-reported sales growth in each year. Net sales in U.S. dollars increased 5% in 2001, 3% in 2000, and 14% in 1999. In 2001, we had local currency sales growth of 10% in Europe, 1% in the Americas and 18% in Asia and other markets.

We believe our sales growth over the next several years will come primarily from our solutions approach to the principal challenges facing our customer base. These include the need for increased efficiency (for example, in accelerating time to market for new products, achieving better yields, improving work processes and outsourcing non-core activities), the desire to integrate information captured by instruments into management information systems, the drive for ever higher quality of our customers' products and services, including the need to adhere to stringent regulatory and industry standards, and the move towards globalization in all major customer groups.

Acquisitions are also an integral part of our growth strategy. Our acquisitions leverage our global sales and service network, respected brand, extensive distribution channels and technological leadership. We are particularly attracted to acquisitions that leverage these attributes or increase our solutions capability (for example, software acquisitions). In addition, we continue to focus on the following end markets: drug discovery, process analytics, food and drug packaging and transportation and logistics.

We increased our Adjusted Operating Income (gross profit less research and development and selling, general and administrative expenses before amortization and non-recurring costs) as a percentage of net sales from 11.6% in 1999 to 14.4% in 2001. This improved performance was achieved while we continued to invest in product development and in our distribution and manufacturing infrastructure. We believe that a significant portion of the increase in our Adjusted Operating Income resulted from our strategy to reduce costs, re-engineer our operations and focus on the highest value-added segments of the markets in which we compete. We believe that Adjusted Operating Income provides important financial information in measuring and comparing our operating performance. Adjusted Operating Income is not intended to represent operating income under U.S. GAAP and should not be considered as an alternative to net earnings as an indicator of our performance.

Recent Acquisitions

We have completed several acquisitions in the last few years, including the following:

In November 2001, we acquired Rainin Instrument, LLC, based in California, USA. Rainin is the leading manufacturer of pipetting solutions used in pharmaceutical, biotech and medical research applications. Rainin has a market leadership position in North America, a truly differentiating technology and a broad patent portfolio in areas like electronic pipetting, ergonomic designs for pipettes and tip designs. This acquisition further broadens our offering of instruments and solutions to the life sciences market and positions us to bring greater value to our customers. Assuming we acquired Rainin as of the beginning of 2001, the acquisition would have added additional sales of approximately $65 million, Adjusted Operating Income of approximately $20 million, and diluted earnings per share of negative $0.01 per share on a pro forma basis.

In 2000, we acquired Thornton Inc. based in Massachusetts, USA. Thornton is the leader in pure and ultra-pure industrial water monitoring instrumentation used in semi-conductor, micro-electronics, pharmaceutical, and biotech applications. We believe the acquisition of Thornton is an excellent strategic move to expand our process analytics business and gain access to new markets. Its conductivity technology and know-how are complementary to our strength in pH and oxygen measurements. With a broader technology offering, we are better able to serve our expanded customer base.

In 1999, we acquired the Testut-Lutrana group, a leading manufacturer and marketer of industrial and retail weighing instruments in France with annual sales of approximately $50 million. We believe this acquisition is an excellent strategic fit given Testut-Lutrana's extensive sales and service network in France and excellent brand recognition. By virtue of this acquisition, we assumed the leading position in food retail weighing in Europe and are well positioned to meet the rapidly changing demands of our European customer base.

In 1999, we also signed an agreement to convert our 60% subsidiary in Changzhou, China, into a legal structure that provides us with full control. Through this change in ownership, we are able to fully leverage this low-cost manufacturing base for international markets. This move underscores our strategic commitment to Asia and our belief in the fundamental growth factors for the region.

Since the time of its buy-out in 1996, the Company has recorded charges in 1996, 1997 and 1998 for purchased research and development for products that were being developed that had not established technological feasibility as of the date of the acquisition and, if unsuccessful, had no alternative future use in research and development activities or otherwise. These research and development projects related to several projects at the Company at the time of its buy-out, Safeline metal detection projects and Bohdan Automation. These purchased research and development projects have been completed, and there have been no material differences between actual and projected results. Assumptions taken at the time of these acquisitions continue to appear reasonable based upon actual results, and in no cases have there been significant shortfalls to the Company's original projections.

Cost Reduction Programs

As further described in Note 13 to our Consolidated Financial Statements, as part of our efforts to reduce costs, we recorded a charge in 2001 of $15.2 million associated primarily with headcount reductions and manufacturing transfers. In 2000, we recorded a charge of $1.4 million related to the close-down and consolidation of operations. In light of our intention to continue to develop China as a low-cost manufacturing resource and to seek other manufacturing cost-saving opportunities, we also recorded a charge of $8.0 million in 1999 associated with the transfer of production lines from the Americas to China and Europe and the closure of facilities. These charges relate primarily to severance and other related benefits and costs of exiting facilities, including lease termination costs and the write-down of impaired assets, and are expected to be completed during the first quarter of 2002. During 1999, we also exited our glass batching business based in Belgium. In this respect, we incurred losses of $4.1 million during 1999 primarily for severance and other costs of exiting this business. We completed our exit of the glass batching business by the end of 1999.

As part of our ongoing cost-saving programs, we have launched an initiative to improve our procurement of materials and services. The initiative is intended to eliminate price differences between units, leverage potential opportunities to increase buying power, and establish worldwide sourcing arrangements. We estimate that we are currently receiving annualized savings of between $10 to $14 million from this project.

Results of Operations

The following table sets forth certain items from our consolidated statements of operations for the years ended December 31, 2001, 2000 and 1999 (amounts in thousands).

	2001	2000	1999(a)
Net sales	**$1,148,022**	$1,095,547	$1,065,473
Cost of sales	***619,140***	*600,185*	*585,007*
Gross profit	**528,882**	495,362	480,466
Research and development	**64,627**	56,334	57,393
Selling, general and administrative	**299,191**	296,187	300,389
Amortization	**14,114**	11,564	10,359
Interest expense	**17,162**	20,034	21,980
Other charges, net(b)	**15,354**	2,638	10,468
Earnings before taxes and minority interest	**$ 118,434**	$ 108,605	$ 79,877
Adjusted Operating Income(c)	**$ 165,064**	$ 142,841	$ 123,682

(a) In connection with acquisitions in 1999, including the acquisition of the Testut-Lutrana group, we allocated $998 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the second quarter of 1999.

(b) Other charges, net generally includes interest income, foreign currency transactions, (gains) losses from sales of assets and other items. The 2001 amount also includes a charge of $15,196 related primarily to headcount reductions and manufacturing transfers. The 2000 amount includes a charge of $1,425 related to the close-down and consolidation of operations. The 1999 amount includes a gain on an asset sale of approximately $3,100, a charge of $8,007 to transfer production lines from the Americas to China and Europe and the closure of facilities and losses of approximately $4,100 in connection with the exit from our glass batching business based in Belgium. For the year ended December 31, 1999, the amount shown also includes $825 of expenses incurred on behalf of certain selling shareholders in connection with our secondary offering in 1999.

(c) Adjusted Operating Income is defined as operating income (gross profit less research and development and selling, general and administrative expenses) before amortization and non-recurring costs. Non-recurring costs that have been excluded are the costs set forth in Note (a) above. We believe that Adjusted Operating Income provides important financial information in measuring and comparing our operating performance. Adjusted Operating Income is not intended to represent operating income under U.S. GAAP and should not be considered as an alternative to net earnings as an indicator of our operating performance.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net sales were $1,148.0 million for the year ended December 31, 2001, compared to $1,095.5 million in the prior year. This reflected an increase of 7% in local currencies during 2001. Results for 2001 were negatively impacted by the strengthening of the U.S. dollar against other currencies. Net sales in U.S. dollars during 2001 increased 5%.

Net sales by geographic customer location were as follows: Net sales in Europe increased 10% in local currencies during 2001 versus the prior year principally due to strong results in our retail product lines related to the introduction of the euro currency, offset in part by a weakening in our industrial product lines during the second half of the year. Net sales in local currencies during 2001 in the Americas increased 1%. Net sales in Asia and other markets increased 18% in local currencies during 2001. The results of our business in Asia and other markets during 2001 reflect particularly strong sales performance in China and Japan.

Net sales growth in the Americas was lower than Europe and Asia and other markets primarily due to a deterioration in economic conditions. To the extent that economic conditions significantly deteriorate in the Americas or other parts of the world, our sales growth and profitability may be adversely affected.

As previously mentioned, we acquired Rainin Instrument in November 2001. Assuming we had acquired Rainin at the beginning of 2000, the acquisition would have added approximately $65 million of sales to both 2000 and 2001 on a pro forma basis. In total, acquisitions added approximately 2% to 2001 sales growth.

Gross profit as a percentage of net sales was 46.1% for 2001 and 45.2% for 2000. This increase is primarily related to benefits from various cost saving initiatives.

Research and development expenses as a percentage of net sales were 5.6% for 2001, compared to 5.1% for the prior year. We continue to make significant investments in research and development, which increased 16% in local currencies in 2001.

Selling, general and administrative expenses as a percentage of net sales decreased to 26.1% for 2001, compared to 27.1% for the prior year, in part due to lower distribution costs associated with changes in our sales mix.

Adjusted Operating Income increased 16% to $165.1 million, or 14.4% of net sales, for 2001, compared to $142.8 million, or 13.0% of net sales, for the prior year. The increased operating profit reflected the benefits of higher sales levels and our continuous efforts to improve productivity. We believe that Adjusted Operating Income provides important financial information in measuring and comparing our operating performance. Adjusted Operating Income is not intended to represent operating income under U.S. GAAP and should not be considered as an alternative to net earnings as an indicator of our performance.

Interest expense decreased to $17.2 million for 2001, compared to $20.0 million for the prior year. The decrease was principally due to reduced debt levels throughout the year.

Other charges, net were $15.4 million for 2001, compared to other charges, net of $2.6 million for the prior year. The 2001 amount includes a charge of $15.2 million ($14.6 million after tax) primarily associated with headcount reductions and manufacturing transfers. The 2000 amount includes a charge of $1.4 million related to the close-down and consolidation of operations.

Our effective tax rate of 35% before non-recurring items in 2001 was consistent with the previous year.

Net earnings were $86.9 million in 2001, compared to $71.5 million in 2000, before the previously mentioned charges associated with headcount reductions and manufacturing transfers of $14.6 million in 2001 and $1.4 million in 2000. This represents an increase in net earnings of 21%.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net sales were $1,095.5 million for the year ended December 31, 2000, compared to $1,065.5 million in the prior year. This reflected an increase of 9% in local currencies during 2000. Results for 2000 were negatively impacted by the strengthening of the U.S. dollar against other currencies. Net sales in U.S. dollars during 2000 increased 3%.

Net sales by geographic customer location were as follows: Net sales in Europe increased 11% in local currencies during 2000, versus the prior year. The increase reflected organic growth in our business and the effect of the Testut-Lutrana acquisition. Net sales in local currencies during 2000 in the Americas increased 6%. Net sales in Asia and other markets increased 13% in local currencies during 2000. The results of our business in Asia and other markets during 2000 reflect strong sales performance in China and Japan.

The operating results for Testut-Lutrana (which were included in our results from May 1, 1999) would have had the effect of increasing our net sales by an additional $16.3 million in 1999.

Gross profit as a percentage of net sales was 45.2% for 2000 and 1999, before non-recurring acquisition costs in 1999. During 2000, we experienced an increase in certain raw material costs, including electronics.

Research and development expenses as a percentage of net sales were 5.1% for 2000, compared to 5.4% for the prior year. This decrease is the result of exchange rate movements.

Selling, general and administrative expenses as a percentage of net sales decreased to 27.1% for 2000, compared to 28.2% for the prior year.

Adjusted Operating Income increased 15% to $142.8 million, or 13.0% of net sales, for 2000, compared to $123.7 million, or 11.6%

of net sales, for the prior year. The 1999 period excludes the previously noted non-recurring acquisition charge of $1.0 million for the revaluation of inventories to fair value. The increased operating profit reflected the benefits of higher sales levels and our continuous efforts to improve productivity. We believe that Adjusted Operating Income provides important financial information in measuring and comparing our operating performance. Adjusted Operating Income is not intended to represent operating income under U.S. GAAP and should not be considered as an alternative to net earnings as an indicator of our performance.

Interest expense decreased to $20.0 million for 2000, compared to $22.0 million for the prior year. The decrease was principally due to reduced debt levels.

Other charges, net were $2.6 million for 2000, compared to other charges, net of $10.5 million for the prior year. The 2000 amount includes a charge of $1.4 million related to the close-down and consolidation of operations. The 1999 amount also included a gain on an asset sale of $3.1 million, charges of $8.0 million regarding the transfer of production lines from the Americas to China and Europe and the closure of facilities, losses of $4.1 million to exit our glass batching business based in Belgium and a charge of $0.8 million relating to the secondary offering completed in 1999.

Our effective tax rate of 35% before non-recurring items in 2000 was consistent with the previous year.

Net earnings were $71.5 million in 2000, compared to $57.9 million in 1999, before the $1.4 million charge to close down and consolidate operations in 2000, and expenses for the secondary offering, acquisition charges and the $8.0 million charge to transfer production lines from the Americas to China and Europe and the closure of facilities in 1999. This represents an increase of 23%.

Liquidity and Capital Resources

Cash provided by operating activities totalled $101.6 million in 2001, compared to $84.7 million in 2000 and $91.3 million in 1999. The increase in 2001 resulted principally from increased Adjusted Operating Income and improved working capital management. The decrease in 2000 from 1999 resulted principally from a one-time payment of $4.2 million associated with an early retirement plan from previous years, as well as an increase in inventory levels associated with product introductions, production transfers and increased safety stocks of electronics. In 1999, we also increased our accounts payable terms with many suppliers to improve our working capital efficiency. This resulted in an increase in cash provided by operating activities of $16.2 million in 1999. We maintained these payment terms in 2000, and therefore, accounts payables were not a source of cash in 2000. Cash provided by operating activities includes payments for restructuring, certain acquisition integration activities and a one-time payment in 2000 associated with an early retirement plan from previous years. These amounts totalled $10.7 million, $10.3 million and $5.9 million in 2001, 2000 and 1999, respectively. Excluding these amounts, cash provided by operating activities totalled $112.3 million in 2001, compared to $95.0 million in 2000 and $97.2 million in 1999.

During 2001, we spent approximately $309.8 million on acquisitions, including the issuance of shares of $144.3 million and additional consideration related to earn-out periods associated with acquisitions consummated in prior years. The cash portion of these purchases were funded from cash generated from operations and additional borrowings. We continue to explore potential acquisitions. In connection with any acquisition, we may incur additional indebtedness. In addition, we may make additional earn-out payments relating to certain of these and previous year acquisitions in the future, including up to $60 million for Rainin. Up to half of any additional contingent payment for Rainin may be paid in shares of our common stock and the remainder will be paid in cash.

Capital expenditures are a significant use of funds and are made primarily for machinery, equipment and the purchase and expansion of facilities. Our capital expenditures totalled $33.2 million in 2001, $29.3 million in 2000 and $29.2 million in 1999. We expect capital expenditures to increase as our business grows, and fluctuate as currency exchange rates change. We also expect capital expenditures to increase between $5 to $10 million in 2002 principally due to spending associated with Rainin's new facility in California, USA.

At December 31, 2001, our consolidated debt, net of cash, was $332.0 million. We had borrowings of $332.8 million under our credit agreement and $26.9 million under various other arrangements as of December 31, 2001. Of our credit agreement borrowings, approximately $94.4 million was borrowed as term loans scheduled to mature in 2004 and $238.4 million was borrowed under a multi-currency revolving credit facility. At December 31, 2001, we had $162.2 million of availability remaining under the revolving credit facility.

At December 31, 2001, approximately $278.5 million of the borrowings under the credit agreement and local working capital facilities were denominated in U.S. dollars. The balance of the borrowings under the credit agreement and local working capital facilities were denominated in certain of our other principal trading currencies amounting to approximately $81.2 million at December 31, 2001. Changes in exchange rates between the currencies in which we generate cash flow and the currencies in which our borrowings are denominated affect our liquidity. In addition, because we borrow in a variety of currencies, our debt balances fluctuate due to changes in exchange rates.

Under the credit agreement, amounts outstanding under the term loans are payable in quarterly installments. In addition, the credit agreement obligates us to make mandatory prepayments in certain circumstances with the proceeds of asset sales or issuance of capital stock or indebtedness and with certain excess cash flow. The credit agreement imposes certain restrictions on us and our subsidiaries, including restrictions and limitations on the ability to pay dividends to our shareholders, incur indebtedness, make investments, grant liens, sell financial assets and engage in certain other activities. We must also comply with several financial and other covenants, including requirements that we maintain the following criteria as specifically defined in our credit agreement:

- a fixed charge coverage ratio (the ratio of EBITDA less capital expenditures to interest expense) of 3.25:1 (at December 31, 2001, this ratio was more than 8.5:1);
- a debt to EBITDA ratio of no more than 4:1 (at December 31, 2001, this ratio was less than 2:1); and
- a minimum net worth (as specifically defined in the credit agreement) of at least $300 million (at December 31, 2001, we exceeded the minimum by more than 2.5 times).

A deterioration in our financial performance could result in a breach of these covenants and trigger the lenders' right to require immediate repayment of all or part of the indebtedness.

However at December 31, 2001, the Company is in compliance with all covenants set forth in its credit facility and other indentures. In addition, the Company does not have any downgrade triggers that would accelerate the maturity dates of its debt.

The interest rates for our borrowings under the credit agreement are based in part on our credit rating. For so long as Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., rates our debt at "BBB–" or above and Moody's Investors Service Inc. rates our debt at "Baa3" or above, the applicable interest rates are determined from a grid that sets out the interest rates for each rating grade. However, if our credit rating falls below "BBB–" or "Baa3" then the applicable interest rates are set by reference to a separate grid in which interest rate levels are determined by our debt to EBITDA ratio. We estimate that if our credit rating was reduced to below investment grade our interest expense would increase by approximately $0.7 million per year.

The following summarizes certain of our contractual obligations at December 31, 2001 and the effect such obligations are expected to have on our liquidity and cash flow in future periods. We do not have significant outstanding letters of credit or other financial commitments. During the ordinary course of business we enter into contracts to purchase raw materials and components for manufacture. In general these commitments do not extend for more than a few months.

	Payments due by period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[a]	$332,813	$31,455	$301,358	$ —	$ —
Non-cancelable operating leases[b]	58,721	15,624	21,834	12,533	8,730
Total	$391,534	$47,079	$323,192	$12,533	$8,730

(a) As described in Note 8 to the Consolidated Financial Statements.

(b) As described in Note 14 to the Consolidated Financial Statements.

We currently believe that cash flow from operating activities, together with borrowings available under the credit agreement and local working capital facilities, will be sufficient to fund currently anticipated working capital needs and capital spending requirements as well as debt service requirements for at least several years, but there can be no assurance that this will be the case.

Effect of Currency on Results of Operations

Because we conduct operations in many countries, our operating income can be significantly affected by fluctuations in currency exchange rates. Swiss franc-denominated expenses represent a much greater percentage of our operating expenses than Swiss franc-denominated sales represent of our net sales. In part, this is because most of our manufacturing costs in Switzerland relate to products that are sold outside Switzerland. Moreover, a substantial percentage of our research and development expenses and general and administrative expenses are incurred in Switzerland. Therefore, if the Swiss franc strengthens against all or most of our major trading currencies (e.g., the U.S. dollar, the euro, other major European currencies and the Japanese yen), our operating profit is reduced. We also have significantly more sales in European currencies (other than the Swiss franc) than we have expenses in those currencies. Therefore, when European currencies weaken against the U.S. dollar and the Swiss franc, it also decreases our operating profits. In recent years, the Swiss franc and other European currencies have generally moved in a consistent manner versus the U.S. dollar. Therefore, because the two effects previously described have offset each other, our operating profits have not been materially affected by movements in the U.S. dollar exchange rate versus European currencies. However, there can be no assurance that these currencies will continue to move in a consistent manner in the future. We estimate that a one percent strengthening of the Swiss franc against the euro would result in a decrease in our earnings before tax of $0.8 million to $1.2 million on an annual basis. In addition to the effects of exchange rate movements on operating profits, our debt levels can fluctuate due to changes in exchange rates, particularly between the U.S. dollar and the Swiss franc.

Taxes

We are subject to taxation in many jurisdictions throughout the world. Our effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds between jurisdictions and repatriate income, and changes in law. Generally, the tax liability for each taxpayer within the group is determined either (i) on a non-consolidated/non-combined basis or (ii) on a consolidated/combined basis only with other eligible entities subject to tax in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated/non-combined affiliated legal entities. As a result, we may pay income taxes to certain jurisdictions even though on an overall basis we incur a net loss for the period.

Environmental Matters

We are subject to various environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances.

We incur capital and operating expenditures in complying with environmental laws and regulations both in the United States and abroad. We are currently involved in, or have potential liability with respect to, the remediation of past contamination in facilities both in the United States and abroad. In addition, some of these facilities have or had been in operation for many decades and may have used substances or generated and disposed of wastes that are hazardous or may be considered hazardous in the future. Such sites and disposal sites owned by others to which we sent waste may in the future be identified as contaminated and require remediation. Accordingly, it is possible that we could become subject to additional environmental liabilities in the future that may harm our results of operations or financial condition.

Inflation

Inflation can affect the costs of goods and services that we use. The competitive environment in which we operate limits somewhat our ability to recover higher costs through increased selling prices. Moreover, there may be differences in inflation rates between countries in which we incur the major portion of our costs and other countries in which we sell products, which may limit our ability to recover increased costs. We remain committed to operations in China, Latin America and Eastern Europe, which have experienced inflationary conditions. To date, inflationary conditions have not had a material effect on our operating results. However, if our presence in China, Latin America and Eastern Europe increases, these inflationary conditions could have a greater impact on our operating results.

Seasonality

Our business has historically experienced a slight amount of seasonal variation, with sales in the first quarter slightly lower than, and sales in the fourth quarter slightly higher than, sales in the second and third quarters. This trend has a somewhat greater effect on income from operations than on net sales because fixed costs are spread evenly across all quarters.

Quantitative and Qualitative Disclosures About Market Risk

We have only limited involvement with derivative financial instruments and do not use them for trading purposes.

We have entered into foreign currency forward contracts to hedge short-term intercompany balances with our foreign businesses. Such contracts limit our exposure to both favorable and unfavorable currency fluctuations. A sensitivity analysis to changes in the U.S. dollar and Swiss franc on these foreign currency-denominated contracts indicates that if the U.S. dollar and Swiss franc uniformly worsened by 10% against all of our currency exposures, the fair value of these instruments would decrease by $5.3 million at December 31, 2001, as compared with $1.2 million at December 31, 2000. Any resulting changes in fair value would be offset by changes in the underlying hedged balance sheet position. The sensitivity analysis assumes a parallel shift in foreign currency exchange rates. The assumption that exchange rates change in parallel fashion may overstate the impact of changing exchange rates on assets and liabilities denominated in a foreign currency. We also have other currency risks as described under "Effect of Currency on Results of Operations."

We have entered into certain interest rate swap agreements in order to limit our exposure to increases in interest rates. These contracts are more fully described in Note 5 to our audited consolidated financial statements. Based on our agreements outstanding at December 31, 2001, a 100 basis point increase in interest rates would result in an increase in the net aggregate market value of these instruments of $6.0 million, as compared with $0.8 million at December 31, 2000. Conversely, a 100 basis point decrease in interest rates would result in a $6.0 million net reduction in the net aggregate market value of these instruments, as compared with $0.7 million at December 31, 2000. Any change in fair value would not affect our Consolidated Statement of Operations unless such agreements and the variable rate debt they hedge were prematurely settled.

We have designated certain of our Swiss franc debt as a hedge of our net investments. A sensitivity analysis to changes in the U.S. dollar on such debt at December 31, 2001 indicates that if the U.S. dollar weakened by 10% against the Swiss franc, the fair value of such debt would increase by $3.8 million, as compared with $9.7 million at December 31, 2000. Any changes in fair value of the debt are recorded in comprehensive income and offset the impact on comprehensive income of foreign exchange changes on the net investments they hedge.

Critical Accounting Policies

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, pensions and other post-retirement benefits, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For a detailed discussion on the application of these and other accounting policies, see Note 2 in our Consolidated Financial Statements.

- Accounts receivables. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
- Inventory. We record our inventory at the lower of cost or market. The estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.
- Acquired intangibles. Our business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we will incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements.
- Deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001 and also provides new criteria for recognizing acquired intangible assets separately from goodwill. SFAS 142, effective for fiscal years beginning after December 15, 2001, requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment under SFAS 142 upon initial adoption of the Statement and on an annual basis going forward. In addition, any goodwill resulting from acquisitions completed after June 30, 2001 is not amortized. We estimate the adoption of these Statements will increase our net earnings by $6.5 million and our diluted earnings per share by $0.15 per share on an annual basis, or $0.14 per share adjusting for additional shares issued in connection with our acquisition of Rainin. We estimate the adoption of these Statements would have had the following effects on our quarterly financial results for the year ended December 31, 2001:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net earnings:					
Reported	$14,498	$ 6,682	$20,384	$30,700	$72,264
Goodwill amortization	1,607	1,602	1,668	1,658	6,535
Adjusted	$16,105	$ 8,284	$22,052	$32,358	$78,799
Diluted earnings per share:					
Reported	$0.34	$0.16	$0.48	$0.69	$1.68
Goodwill amortization	0.03	0.04	0.04	0.04	0.15
Adjusted	$0.37	$0.20	$0.52	$0.73	$1.83

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. We expect to complete that first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. We have not yet determined what effect these impairment tests will have on our earnings and financial position.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") and amends Accounting Principles Bulletin Opinion No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business". SFAS 144 develops one accounting model for long-lived assets that are disposed of by sales, based on the model previously developed in SFAS 121. This Statement also makes changes to the manner in which amounts from discontinued operations are measured and expands the scope of the components of an entity that qualify for discontinued operations treatment. This Statement is effective for fiscal years beginning after December 31, 2001. We have not fully evaluated the impact of adopting this Statement on our consolidated financial statements.

Forward-Looking Statements and Associated Risks

This annual report includes forward-looking statements based on our current expectations and projections about future events, including: strategic plans; potential growth, including penetration of developed markets, use of e-commerce capabilities and opportunities in emerging markets; planned research and development efforts, product introductions and innovation; meeting customer expectations; planned operational changes, including productivity improvements; euro conversion issues; future financial performance, including expected capital expenditures; research and development expenditures; potential acquisitions; impact of completed acquisitions; future cash sources and requirements; liquidity; impact of environmental costs; and potential cost savings, including from our procurement initiative.

These forward-looking statements are subject to a number of risks and uncertainties, including those identified in Exhibit 99.1 to our Annual Report on Form 10-K, which could cause our actual results to differ materially from historical results or those anticipated and certain of which are beyond our control. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Report of Independent Accountants

To the Board of Directors and Shareholders of Mettler-Toledo International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mettler-Toledo International Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers AG

Zurich, Switzerland
February 7, 2002

Consolidated Balance Sheets

As of December 31 (In thousands, except per share data)	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,721	$ 21,725
Trade accounts receivable, less allowances of $9,450 in 2001 and $9,097 in 2000	227,295	212,570
Inventories, net	145,621	141,677
Other current assets and prepaid expenses	31,121	47,367
Total current assets	431,758	423,339
Property, plant and equipment, net	192,272	199,388
Excess of cost over net assets acquired, net of accumulated amortization of $39,724 in 2001 and $29,664 in 2000	384,947	228,035
Other intangible assets	126,524	—
Other non-current assets	53,911	36,820
Total assets	$1,189,412	$887,582
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 66,327	$ 80,513
Accrued and other liabilities	111,284	97,575
Accrued compensation and related items	47,702	51,968
Taxes payable	72,035	68,537
Short-term borrowings and current maturities of long-term debt	50,239	50,560
Total current liabilities	347,587	349,153
Long-term debt	309,479	237,807
Non-current deferred taxes	25,053	25,939
Other non-current liabilities	119,109	95,843
Total liabilities	801,228	708,742
Shareholders' equity:		
Preferred stock, $0.01 par value per share; authorized 10,000,000 shares	—	—
Common stock, $0.01 par value per share; authorized 125,000,000 shares; issued 44,145,742 in 2001 and 39,372,873 in 2000	441	393
Additional paid-in capital	455,684	294,558
Retained earnings / (accumulated deficit)	3,957	(68,307)
Accumulated other comprehensive loss	(71,898)	(47,804)
Total shareholders' equity	388,184	178,840
Commitments and contingencies		
Total liabilities and shareholders' equity	$1,189,412	$887,582

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the years ended December 31 (In thousands, except per share data)	2001	2000	1999
Net sales	$1,148,022	$1,095,547	$1,065,473
Cost of sales	619,140	600,185	585,007
Gross profit	528,882	495,362	480,466
Research and development	64,627	56,334	57,393
Selling, general and administrative	299,191	296,187	300,389
Amortization	14,114	11,564	10,359
Interest expense	17,162	20,034	21,980
Other charges, net	15,354	2,638	10,468
Earnings before taxes and minority interest	118,434	108,605	79,877
Provision for taxes	46,170	38,510	31,398
Minority interest	—	(24)	378
Net earnings	$ 72,264	$ 70,119	$ 48,101
Basic earnings per common share:			
Net earnings	$ 1.78	$ 1.80	$ 1.25
Weighted average number of common shares	40,609,716	38,897,879	38,518,084
Diluted earnings per common share:			
Net earnings	$ 1.68	$ 1.66	$ 1.16
Weighted average number of common shares	42,978,895	42,141,548	41,295,757

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended December 31 (In thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1998	38,400,363	$384	$285,161	$(186,527)	$(45,183)	$ 53,835
Exercise of stock options	274,405	2	2,931	—	—	2,933
Comprehensive income:						
Net earnings	—	—	—	48,101	—	48,101
Change in currency translation adjustment	—	—	—	—	2,387	2,387
Minimum pension liability adjustment	—	—	—	—	4,759	4,759
Comprehensive income						55,247
Balance at December 31, 1999	38,674,768	$386	$288,092	$(138,426)	$(38,037)	$112,015
Exercise of stock options	698,105	7	6,466	—	—	6,473
Comprehensive income:						
Net earnings	—	—	—	70,119	—	70,119
Change in currency translation adjustment	—	—	—	—	(9,767)	(9,767)
Comprehensive income						60,352
Balance at December 31, 2000	39,372,873	$393	$294,558	$ (68,307)	$(47,804)	$178,840
Issuance of shares	3,388,132	34	144,300	—	—	144,334
Exercise of stock options	1,384,737	14	16,826	—	—	16,840
Comprehensive income:						
Net earnings	—	—	—	72,264	—	72,264
Unrealized loss on cash flow hedging arrangements	—	—	—	—	(1,591)	(1,591)
Change in currency translation adjustment	—	—	—	—	(2,494)	(2,494)
Minimum pension liability adjustment	—	—	—	—	(20,009)	(20,009)
Comprehensive income						48,170
Balance at December 31, 2001	**44,145,742**	**$441**	**$455,684**	**$ 3,957**	**$(71,898)**	**$388,184**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31 (In thousands)	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 72,264	$70,119	$48,101
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	22,858	21,690	24,940
Amortization	14,114	11,564	10,359
Other	1,055	1,890	(3,529)
Increase (decrease) in cash resulting from changes in:			
Trade accounts receivable, net	(11,502)	(12,437)	(19,437)
Inventories	3,531	(17,274)	(9,540)
Other current assets	570	(1,778)	11,363
Trade accounts payable	(14,825)	(2,958)	16,239
Accruals and other liabilities	13,507[a]	13,898[a]	12,844[a]
Net cash provided by operating activities	101,572	84,714	91,340
Cash flows from investing activities:			
Proceeds from sale of property, plant and equipment	3,518	1,468	10,151
Purchase of property, plant and equipment	(33,228)	(29,304)	(29,188)
Acquisitions, net of seller financings	(165,471)[b]	(26,377)[b]	(18,468)[b]
Net cash used in investing activities	(195,181)	(54,213)	(37,505)
Cash flows from financing activities:			
Proceeds from borrowings	188,448	29,239	20,640
Repayments of borrowings	(105,062)	(61,617)	(80,393)
Proceeds from options exercised	16,840	6,473	2,592
Net cash provided by (used in) financing activities	100,226	(25,905)	(57,161)
Effect of exchange rate changes on cash and cash equivalents	(621)	(50)	(686)
Net increase (decrease) in cash and cash equivalents	5,996	4,546	(4,012)
Cash and cash equivalents:			
Beginning of period	21,725	17,179	21,191
End of period	$ 27,721	$21,725	$17,179
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 15,504	$20,014	$21,642
Taxes	$ 26,838	$16,523	$25,952
Non-cash financing and investing activities:			
Issuance of common stock on acquisitions	$144,334	—	—
Seller financings on acquisitions	—	$27,638	—

(a) Accruals and other liabilities include payments for restructuring, certain acquisition integration activities and a one-time payment in 2000 associated with an early retirement plan from previous years. These amounts totalled $10.7 million, $10.3 million and $5.9 million in 2001, 2000 and 1999, respectively.

(b) Amounts paid for acquisitions including the issuance of common stock, seller financing, assumed debt and working capital retained by sellers were $309.8 million, $55.5 million and $20.5 million in 2001, 2000 and 1999, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(In thousands unless otherwise stated)

1. Business Description and Basis of Presentation

Mettler-Toledo International Inc. ("Mettler-Toledo" or the "Company") is a global manufacturer and marketer of precision instruments, including weighing and certain analytical and measurement technologies, for use in laboratory, industrial and food retailing applications. The Company is also a leading provider of automated chemistry solutions used in drug and chemical compound discovery and development. The Company's primary manufacturing facilities are located in Switzerland, the United States, Germany, the United Kingdom, France and China. The Company's principal executive offices are located in Greifensee, Switzerland.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and include all entities in which the Company has control, including its majority owned subsidiaries. Certain amounts in the prior period financial statements have been reclassified to conform with current year presentation.

All intercompany transactions and balances have been eliminated. Investments in which the Company has voting rights between 20% to 50% are accounted for using the equity method of accounting.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first in, first out (FIFO) or weighted average cost methods.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	15 to 50 years
Machinery and equipment	3 to 12 years
Computer software	3 to 5 years
Leasehold improvements	Shorter of useful life or lease term

In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", the Company expenses all costs incurred in the preliminary project stage and capitalizes certain direct costs associated with the development and purchase of internal-use software within other non-current assets. Capitalized costs are amortized on a straight-line basis over the estimated useful lives of the software, generally not exceeding five years.

The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Excess of Cost over Net Assets Acquired and Other Intangible Assets

The excess of purchase price over the fair value of net assets acquired and other intangible assets are amortized on a straight-line basis over the expected period to be benefited. The Company assesses the recoverability of such amounts by determining whether the amortization of the balance over its remaining life can be recovered from the undiscounted future operating cash flows of the acquired operations.

Taxation

The Company files tax returns in each jurisdiction in which it operates. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which the Company operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries outside the United States because it is expected that these earnings are permanently reinvested and such determination is not practicable. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

Currency Translation and Transactions

The reporting currency for the consolidated financial statements of the Company is the U.S. dollar. The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the U.S. dollar are included in the consolidated financial statements by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting period. The statements of operations and cash flows of such non-U.S. dollar functional currency operations are translated at the monthly average exchange rates during the year. Translation gains or losses are accumulated in other comprehensive income (loss) in the Consolidated Statements of Shareholders' Equity.

Revenue Recognition

Revenue is recognized when title to a product has transferred and any significant customer obligations have been fulfilled. Revenues from service contracts are recognized ratably over the contract period.

Research and Development

Research and development costs are expensed as incurred.

Earnings per Common Share

As described in Note 10, in accordance with the treasury stock method, the Company has included 2,369,179 and 3,243,669 equivalent shares relating to 4,379,575 outstanding options to purchase shares of common stock in the calculation of diluted weighted average number of common shares for years ending December 31, 2001 and 2000, respectively.

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, on January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The cumulative effect of adopting SFAS 133 as of January 1, 2001 was not material to the Company's consolidated financial statements.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. As described more fully in Note 5, the Company enters into foreign currency forward contracts to hedge short-term intercompany transactions with its foreign businesses. Such contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market values as of each balance sheet date, with the resulting changes in fair value being recognized in other charges, net.

The Company also enters into certain interest rate swap and cap agreements in order to reduce its exposure to changes in interest rates. The differential paid or received on interest rate swap agreements is recognized as interest expense over the life of the agreements as incurred. The fair value of outstanding interest rate swap and cap agreements that are effective cash flow hedges at December 31, 2001 are included in the Company's Consolidated Statement of Shareholders' Equity.

The Company has designated certain of its Swiss franc debt as a hedge of its net investments. Any changes in fair value of the debt are recorded in comprehensive income (loss) and offset the net investments they hedge.

Stock Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plan.

Concentration of Credit Risk

The Company's revenue base is widely diversified by geographic region and by individual customer. The Company's products are utilized in many different industries, although extensively in the pharmaceutical, food and beverage, transportation and logistics and chemicals industries. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

3. Business Combinations

During 2001, the Company spent approximately $309.8 million on acquisitions, including the issuance of shares and additional consideration related to earn-out periods associated with acquisitions consummated in prior years. The Company accounted for the acquisition payments using the purchase method of accounting. The Company may be required to make additional earn-out payments based upon the achievement of certain financial performance levels relating to certain of these acquisitions in the future. The fair value of any earn-out payments will be recorded as additional consideration of the acquired enterprise and recorded as goodwill and evaluated for impairment, when such payments are deemed issuable to the sellers.

In November 2001, the Company acquired the issued and outstanding membership units of Rainin Instrument, LLC for approximately $294.2 million. Rainin is a developer and manufacturer of pipetting solutions used in pharmaceutical, biotechnology and medical research applications. As a result of the acquisition the Company is expected to be the leading provider of pipetting solutions in North America.

The aggregate purchase price for Rainin was $294.2 million, including $149.9 million of cash and the issuance of common stock valued at $144.3 million, plus an additional contingent payment, if any, of up to $60 million. The value of 3,388,132 common shares issued was determined based on the average five days closing price of Mettler-Toledo common shares before the announcement of the transaction. Up to half of any additional contingent payment may be paid in shares of the Company's common stock and the remainder will be paid in cash.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$ 22,653
Property, plant and equipment	4,168
Intangible assets	127,074
Goodwill	148,624
Total assets acquired	302,519
Current liabilities	8,228
Non-current liabilities	57
Total liabilities assumed	8,285
Net assets acquired	$294,234

The identifiable intangible assets are amortized on a straight-line basis over periods ranging from 11 to 45 years, and the annual aggregate amortization expense is estimated at $3.1 million. The identifiable intangible assets include customer relationships of $67.4 million, tradename of $22.4 million, intellectual property license of $19.9 million and technology and patents of $17.4 million. The $148.6 million of goodwill was assigned to the company's Principal U.S. Operations segment and is expected to be fully deductible for tax purposes. This goodwill and certain intangible assets with indefinite useful lives approximating $42.3 million are not subject to amortization in accordance with current generally accepted accounting principles.

The following summarized unaudited pro forma information assumes the acquisition of Rainin occurred on January 1, 2000. The pro forma data reflects adjustments directly related to the acquisition, and does not include adjustments that may arise as a consequence of the acquisition. Accordingly, the unaudited pro forma information does not purport to be indicative of what the Company's combined results of operations would actually have been had the acquisition occurred on January 1, 2000 or to project the Company's combined results of operations for any future periods.

Year ended December 31:

	2001	2000
Net sales:		
As reported	**$1,148,022**	$1,095,547
Pro forma	**1,212,587**	1,159,129
Net earnings:		
As reported	**$72,264**	$70,119
Pro forma	**76,561**	71,980
Basic earnings per common share:		
As reported	**$1.78**	$1.80
Pro forma	**1.76**	1.70
Diluted earnings per common share:		
As reported	**$1.68**	$1.66
Pro forma	**1.67**	1.58

During 2000, the Company spent approximately $55.5 million on acquisitions, including the acquisition of Thornton Inc., approximately $10.2 million of additional consideration related to earn-out periods associated with acquisitions consummated in prior years, seller financing of $27.6 million and working capital retained by sellers that has been excluded from the purchase price allocation. Thornton is the market leader in pure and ultra-pure industrial water monitoring instrumentation used in semi-conductor, micro-electronics, pharmaceutical and biotech applications. The Company accounted for the acquisition payments using the purchase method of accounting. The Company may be required to make additional earn-out payments based upon the achievement of certain financial performance levels relating to certain of these acquisitions in the future. The fair value of any earn-out payments will be recorded as additional consideration of the acquired enterprise and recorded as goodwill and evaluated for impairment, when such payments are deemed issuable to the sellers.

During 1999, the Company spent approximately $20.5 million on acquisitions including the net assets of the Testut-Lutrana group, a leading manufacturer and marketer of industrial and retail weighing instruments in France. This amount includes approximately $2.0 million of working capital retained by sellers that has been excluded from the purchase price allocation. The Company accounted for the acquisitions using the purchase method of accounting. Accordingly, the costs of the acquisitions were allocated to the assets acquired and liabilities assumed based upon their respective fair values. In this respect, the Company allocated $1.0 million of the purchase price to revalue certain finished goods inventories to fair value. Substantially all of such inventories were sold in 1999.

4. Inventories, Net

Inventories, net consisted of the following at December 31:

	2001	2000
Raw materials and parts	**$ 70,392**	$ 67,379
Work-in-progress	**28,433**	37,289
Finished goods	**46,796**	37,009
	$145,621	$141,677

5. Financial Instruments

At December 31, 2001, the Company had certain interest rate swap agreements outstanding that fix the variable interest obligation associated with CHF 50 million of Swiss franc-based debt and $260 million of USD-based debt. Certain of these agreements have forward starting dates commencing in 2002, with various maturities beginning in 2003. The fixed rates associated with the swap of Swiss franc debt are approximately 3.6%, while the rates associated with the USD are approximately 4.0% plus the Company's normal interest margin. The swaps are effective at three-month LIBOR rates. At December 31, 2001 and 2000, the fair market value of such financial instruments was approximately $(1.7) million and $(0.5) million, respectively.

At December 31, 2001, the Company had outstanding foreign currency forward contracts in the amount of $47.8 million. The purpose of these contracts is to hedge short-term intercompany balances with its foreign businesses. The fair value of these contracts was not materially different from the carrying value at December 31, 2001 and 2000, respectively.

The Company may be exposed to credit losses in the event of nonperformance by the counterparties to its derivative financial instrument contracts. Counterparties are established banks and financial institutions with high credit ratings. The Company has no reason to believe that such counterparties will not be able to fully satisfy their obligations under these contracts.

The fair values of all derivative financial instruments are estimated based on current settlement prices of comparable contracts obtained from dealer quotes. The values represent the estimated amount the Company would pay or receive to terminate the agreements at the reporting date, taking into account current creditworthiness of the counterparties.

6. Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following at December 31:

	2001	2000
Land	$ 38,690	$ 40,580
Buildings and leasehold improvements	102,308	105,937
Machinery and equipment	155,777	133,072
Computer software	4,673	5,387
	301,448	284,976
Less accumulated depreciation and amortization	(109,176)	(85,588)
	$192,272	$199,388

7. Short-Term Borrowings and Current Maturities of Long-Term Debt

Short-term borrowings and current maturities of long-term debt consisted of the following at December 31:

	2001	2000
Current maturities of long-term debt	$31,455	$31,900
Other short-term borrowings	18,784	18,660
	$50,239	$50,560

8. Long-Term Debt

Long-term debt consisted of the following at December 31:

	2001	2000
Credit Agreement Borrowings:		
Term A USD Loans, interest at LIBOR plus 0.45% (2.35% at December 31, 2001) payable in quarterly installments due May 19, 2004	$ 52,065	$ 69,420
Term A CHF Loans, interest at LIBOR plus 0.45% (2.33% at December 31, 2001) payable in quarterly installments due May 19, 2004	26,183	36,245
Term A GBP Loans, interest at LIBOR plus 0.45% (4.56% at December 31, 2001) payable in quarterly installments due May 19, 2004	16,106	22,096
Revolving credit facilities	238,459	109,907
Other	26,905	50,699
	359,718	288,367
Less current maturities	(50,239)	(50,560)
	$309,479	$237,807

The Company has a multi-currency $400.0 million revolving credit facility and a CDN $26.3 million Canadian revolving credit facility under its credit agreement. Loans under these revolving credit facilities may be repaid and reborrowed and are due in full on May 19, 2004. At December 31, 2001, the Company had $162.2 million of additional borrowing capacity under its credit agreement. The Company has the ability to refinance its short-term borrowings through its revolving facilities for an uninterrupted period extending beyond one year. Accordingly, approximately $208.0 million of the Company's short-term borrowings at December 31, 2001 have been reclassified to long-term.

The aggregate maturities of the Company's term loan obligations during the years 2003 and 2004 are approximately $35.9 million and $27.0 million, respectively.

The Company is required to pay a facility fee based in part on its credit rating. The facility fee at December 31, 2001 was equal to 0.15%. At December 31, 2001, borrowings under the Company's revolving facilities carried an interest rate of LIBOR plus 0.3%. The Company's weighted average interest rate for the year ended December 31, 2001 was approximately 6.0%.

The Company's credit agreement contains covenants, including limitations on the Company's ability to pay dividends to shareholders, incur indebtedness, make investments, grant liens, sell financial assets and engage in certain other activities. The credit agreement also requires the Company to maintain a minimum net worth, a minimum fixed charge coverage ratio, and a ratio of total debt to EBITDA below a specified maximum.

The carrying value of the Company's obligations under its credit agreement approximates fair value due to the variable rate nature of the obligations.

9. Shareholders' Equity

Common Stock

The number of authorized shares of the Company's common stock is 125,000,000 shares with a par value of $0.01 per share. Holders of the Company's common stock are entitled to one vote per share. At December 31, 2001, 6,446,849 shares of the Company's common stock were reserved for grant pursuant to the Company's stock option plan.

Preferred Stock

The Board of Directors, without further shareholder authorization, is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the common stock and one or more series of the preferred stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefore, and rights upon liquidation, dissolution or winding up, including preferences over the common stock and one or more series of the preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

10. Stock Option Plan

The Company's stock option plan provides certain key employees and directors of the Company additional incentive to join and/or remain in the service of the Company as well as to maintain and enhance the long-term performance and profitability of the Company.

Under the terms of the plan, options granted shall be nonqualified and the exercise price shall not be less than the fair market value of the common stock on the date of grant. Options vest equally over a five-year period from the date of grant.

Stock option activity is shown below:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 1998	4,871,842	$11.30
Granted	647,500	28.56
Exercised	(274,405)	(8.87)
Forfeited	(209,290)	(13.74)
Outstanding at December 31, 1999	5,035,647	$13.45
Granted	887,000	43.72
Exercised	(698,105)	(10.68)
Forfeited	(50,765)	(13.12)
Outstanding at December 31, 2000	5,173,777	$19.02
Granted	901,000	45.09
Exercised	(1,384,737)	(12.02)
Forfeited	(310,465)	(30.44)
Outstanding at December 31, 2001	**4,379,575**	**$25.79**
Options exercisable at December 31, 2001	**2,112,471**	**$14.29**

At December 31, 2001, 2,120,508 options were available for grant.

The following table details the weighted average remaining contractual life of options outstanding at December 31, 2001 by range of exercise prices:

Number of Options Outstanding	Weighted Average Exercise Price	Contractual Life of Options Outstanding	Remaining Options Exercisable
1,476,057	$ 7.95	4.8	1,413,157
395,718	$15.92	5.8	255,014
887,000	$25.71	5.8	317,700
245,800	$35.69	7.4	8,800
1,375,000	$46.08	9.2	117,800
4,379,575		6.5	2,112,471

As of the date granted, the weighted average grant-date fair value of the options granted during the years ended December 31, 2001, 2000 and 1999 was approximately $16.72, $18.31 and $12.31 per share, respectively. Such weighted average grant-date fair value was determined using an option pricing model that incorporated the following assumptions:

	2001	2000	1999
Risk-free interest rate	4.3%	5.0%	6.3%
Expected life in years	4	4	4
Expected volatility	40%	46%	45%
Expected dividend yield	—	—	—

The Company applies Accounting Standards Board Opinion No. 25 and related interpretations in accounting for its plan. Had compensation cost for the Company's stock option plan been determined based upon the fair value of such awards at the grant date, consistent with the methods of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation," the Company's net earnings and basic and diluted net earnings per common share for the years ended December 31 would have been as follows:

	2001	2000	1999
Net earnings:			
As reported	**$72,264**	$70,119	$48,101
Pro forma	**67,348**	66,425	45,847
Basic earnings per common share:			
As reported	**$ 1.78**	$ 1.80	$ 1.25
Pro forma	**1.66**	1.71	1.19
Diluted earnings per common share:			
As reported	**$ 1.68**	$ 1.66	$ 1.16
Pro forma	**1.57**	1.58	1.11

11. Benefit Plans

Mettler-Toledo maintains a number of retirement and other post-retirement employee benefit plans.

Certain companies sponsor defined contribution plans. Benefits are determined and funded annually based upon the terms of the plans. Amounts recognized as cost under these plans amounted to $2.6 million for the years ended December 31, 2001 and 2000, and $2.8 million for the year ended December 31, 1999, respectively.

Certain companies sponsor defined benefit plans. Benefits are provided to employees primarily based upon years of service and employees' compensation for certain periods during the last years of employment. The Company's U.S. operations also provide postretirement medical benefits to their employees. Contributions for medical benefits are related to employee years of service.

The following table sets forth the change in benefit obligation, the change in plan assets, the funded status and amounts recognized in the consolidated financial statements for the Company's principal defined benefit plans and postretirement plans at December 31, 2001 and 2000:

	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	**$394,037**	$394,250	**$ 33,380**	$ 35,464
Service cost, gross	**18,671**	19,250	**495**	461
Interest cost	**19,995**	18,572	**2,480**	2,460
Actuarial (gains) losses	**18,132**	(12,694)	**4,833**	(2,577)
Plan amendments and other	**1,079**	151	**(1,797)**	—
Benefits paid	**(20,066)**	(18,013)	**(2,549)**	(2,426)
Impact of foreign currency	**(13,361)**	(7,479)	**(3)**	(2)
Benefit obligation at end of year	**418,487**	394,037	**36,839**	33,380
Change in plan assets:				
Fair value of plan assets at beginning of year	**384,085**	368,674	**—**	—
Actual return on plan assets	**(9,450)**	18,244	**—**	—
Employer contributions	**9,711**	14,611	**2,549**	2,426
Plan participants' contributions	**4,630**	4,236	**—**	—
Benefits paid	**(20,066)**	(18,013)	**(2,549)**	(2,426)
Impact of foreign currency	**(11,738)**	(3,667)	**—**	—
Fair value of plan assets at end of year	**357,172**	384,085	**—**	—
Funded status	**(61,315)**	(9,952)	**(36,839)**	(33,380)
Unrecognized net actuarial (gain) loss	**14,589**	(37,826)	**2,714**	594
Net amount recognized	**$ (46,726)**	$ (47,778)	**$(34,125)**	$(32,786)

Amounts recognized in the Consolidated Balance Sheets consist of:

	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Other non-current assets	**$ 7,621**	$ 6,881	**$ —**	$ —
Other non-current liabilities	**(74,356)**	(54,659)	**(34,125)**	(32,786)
Accumulated other comprehensive income	**20,009**	—	**—**	—
Net amount recognized	**$ (46,726)**	$ (47,778)	**$(34,125)**	$(32,786)

The assumed discount rates and rates of increase in future compensation levels used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used for the purposes of the Company's U.S. plans are as follows:

	2001	2000	1999
Discount rate	7.5%	7.8%	7.8%
Compensation increase rate	4.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	9.5%	9.5%	9.5%

Plan assets relate principally to the Company's U.S. and Swiss companies and consist of equity investments, obligations of the U.S. Treasury or other governmental agencies, and other interest-bearing investments.

At December 31, 2001, the fair value of plan assets and the total projected benefit obligation for the Company's non-U.S. defined benefit plans were $350.6 million and $302.7 million, respectively. Actuarial assumptions for these plans ranged from 3.75% to 8.5% for the discount rate, 2.0% to 6.5% for the compensation increase rate and 5.0% to 9.5% for the expected long-term rate of return on plan assets for the years ended December 31, 2001, 2000 and 1999.

Net periodic pension cost for the defined benefit plans includes the following components for the year ended December 31:

	2001	2000	1999
Service cost, net	$14,276	$15,438	$16,842
Interest cost on projected benefit obligations	19,995	18,572	18,680
Expected return on plan assets	(23,857)	(22,491)	(22,420)
Recognition of actuarial losses	(726)	19	394
Net periodic pension cost	$ 9,688	$11,538	$13,496

Net periodic postretirement benefit cost for the U.S. postretirement plans includes the following components for the year ended December 31:

	2001	2000	1999
Service cost	$ 495	$ 461	$ 624
Interest cost on projected benefit obligations	2,480	2,460	2,489
Recognition of actuarial losses	—	—	189
Net amortization and deferral	—	—	21
Net periodic postretirement benefit cost	$2,975	$2,921	$3,323

The accumulated postretirement benefit obligation and net periodic postretirement benefit cost were principally determined using discount rates of 7.5% in 2001, 7.8% in 2000 and 7.2% in 1999 and health care cost trend rates ranging from 7.0% to 10.0% in 2001, 2000 and 1999, decreasing to 4.5% in 2006.

The health care cost trend rate assumption has a significant effect on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 284	$ (258)
Effect on postretirement benefit obligation	$3,067	$(2,831)

12. Taxes

The sources of the Company's earnings before taxes and minority interest were as follows for the year ended December 31:

	2001	2000	1999
United States	$ (3,202)	$ 13,670	$(1,906)
Non-United States	121,636	94,935	81,783
Earnings before taxes and minority interest	$118,434	$108,605	$79,877

The provision for taxes consists of:

	Current	Deferred	Adjustments to Goodwill	Total
Year ended December 31, 2001:				
United States federal	$ 129	$ 214	$ —	$ 343
State and local	553	—	—	553
Non-United States	42,564	1,749	961	45,274
	$43,246	$1,963	$961	$46,170

	Current	Deferred	Adjustments to Goodwill	Total
Year ended December 31, 2000:				
United States federal	$ 381	$(601)	$ —	$ (220)
State and local	519	—	—	519
Non-United States	36,123	1,052	1,036	38,211
	$37,023	$ 451	$1,036	$38,510

	Current	Deferred	Adjustments to Goodwill	Total
Year ended December 31, 1999:				
United States federal	$ (17)	$ —	$ —	$ (17)
State and local	494	—	—	494
Non-United States	32,557	(10,260)	8,624	30,921
	$33,034	$(10,260)	$8,624	$31,398

The adjustments to goodwill during the years ending December 31, 2001, 2000 and 1999 relate to tax benefits utilized that were not previously recognized in the purchase price allocation pertaining to previous acquisitions.

The provision for tax expense for the years ended December 31, 2001, 2000 and 1999 differed from the amounts computed by applying the United States federal income tax rate of 35% to the earnings before taxes and minority interest as a result of the following:

	2001	2000	1999
Expected tax	**$41,453**	$38,012	$27,957
United States state and local income taxes, net of federal income tax benefit	**553**	519	494
Non-deductible intangible amortization	**2,222**	2,227	2,254
Change in valuation allowance	**1,288**	(3,065)	(983)
Other non-United States income taxes at other than a 35% rate	**373**	455	1,165
Other, net	**281**	362	511
Total provision for taxes	**$46,170**	$38,510	$31,398

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

	2001	2000
Deferred tax assets:		
Inventory	**$ 4,132**	$ 2,042
Accrued and other liabilities	**20,339**	20,466
Deferred losses	**2,099**	6,524
Accrued postretirement benefit and pension costs	**27,928**	19,451
Net operating loss carryforwards	**30,317**	16,499
Other	**4,065**	1,942
Total deferred tax assets	**88,880**	66,924
Less valuation allowance	**(71,081)**	(49,027)
Total deferred tax assets less valuation allowance	**17,799**	17,897
Deferred tax liabilities:		
Inventory	**1,689**	1,640
Property, plant and equipment	**21,863**	16,259
Other	**5,132**	8,221
Total deferred tax liabilities	**28,684**	26,120
Net deferred tax liability	**$10,885**	$ 8,223

The Company has established valuation allowances primarily for net operating losses, deferred losses as well as postretirement and pension costs as follows as of December 31:

	2001	2000
Summary of valuation allowances:		
Cumulative net operating losses	**$25,762**	$13,923
Deferred loss	**2,099**	6,524
Accrued postretirement and pension benefit costs	**22,880**	12,765
Other	**20,340**	15,815
Total valuation allowance	**$71,081**	$49,027

The Company has recorded valuation allowances related to its deferred income tax assets due to the uncertainty of the ultimate realization of future benefits from such assets. The 2001 net change in the valuation allowance is primarily attributable to the changes as previously enumerated that are related to the increased uncertainty of the realization potential and/or increases in associated deferred tax assets.

The potential decrease or increase of the valuation allowance in the near term is dependent on the future realizability of the deferred tax assets that are affected by the future profitability of operations in various worldwide jurisdictions, but primarily in the United States. A valuation allowance has been provided on the Company's net deferred tax assets related to its United States operations because of the uncertainty regarding their realizability due to the expectation that deductions from future employee stock option exercises and related tax deductions will exceed future taxable income. Deferred tax assets of $19.3 million at December 31, 2001 pertain to net operating loss carryforwards resulting from the exercise of certain employee stock options. When recognized, the tax benefit of these losses will be recorded in shareholders' equity.

The total valuation allowances relating to acquired businesses amount to $14.3 million and $15.5 million at December 31, 2001 and 2000, respectively. The reduction for the current year is primarily attributable to the utilization of net operating losses and the expiration of the useful life of various deferred tax assets. Future reductions of these valuation allowances will continue to be credited to goodwill when realized.

At December 31, 2001, for U.S. federal income tax purposes, the Company had net operating loss carryforwards of $62.6 million that expire in various amounts through 2021 and other tax credits of $0.4 million that have no expiration. The Company has various U.S. state net operating losses and various foreign operating losses that expire in varying amounts through 2021.

The Company is currently under examination in various taxing jurisdictions in which it conducts business operations. While the Company has not yet received any material assessments from these taxing authorities, the Company believes that adequate amounts of taxes and related interest and penalties have been provided for any adverse adjustments as a result of these examinations and that the ultimate outcome of these examinations will not result in an adverse material impact on the Company's consolidated results of operations or financial position.

13. Other Charges, Net

Other charges, net consists primarily of foreign currency transactions, interest income, charges related to the Company's cost-reduction programs and gains on the sale of property, plant and equipment.

As part of its efforts to reduce costs, the Company recorded charges of approximately $15.2 million, $1.4 million, and $8.0 million in 2001, 2000 and 1999, respectively, associated primarily with headcount reductions and manufacturing transfers in 2001, the close-down and consolidation of operations in 2000, and the transfer of production lines from the Americas to China and Europe, and the closure of facilities in 1999. The charges comprised primarily severance and other related benefits and costs of exiting facilities, including lease termination costs and the write-down of impaired assets.

The Company also incurred losses of $4.1 million during 1999 in connection with the exit from its glass batching business based in Belgium. This amount primarily comprised severance and other costs of exiting this business. The Company completed its exit of this business by the end of 1999. These losses were offset by a gain of $3.1 million recorded in connection with an asset sale.

A roll-forward of the Company's accrual for restructuring activities follows:

For the year ended December 31, 2001	Employee related[(a)]	Asset write-downs[(b)]	Lease termination[(c)]	Other[(d)]	Total
Beginning of period	$2,141	$ —	$779	$ 60	$ 2,980
Restructuring expense	8,848	4,721	464	1,163	15,196
Cash payments	(6,856)	—	(964)	(899)	(8,719)
Increase in retirement benefit obligation	(2,114)	—	—	—	(2,114)
Non-cash write-downs of impaired assets	—	(4,721)	—	—	(4,721)
Impact of foreign currency	(18)	—	—	—	(18)
End of period	$2,001	$ —	$279	$ 324	$ 2,604

(a) Employee related costs include severance and early retirement costs for 350 employees, of which most employees had been terminated as of December 31, 2001. These employees include positions primarily in manufacturing, as well as administrative and other personnel, primarily at the Company's Principal U.S. Operations. The remaining employee terminations and related cash outflows are expected to be completed during the first quarter of 2002. The increase in the Company's retirement benefit obligation represents enhanced early retirement benefits provided to terminated employees.

(b) The asset impairments primarily relate to plant and equipment, and production component disposals resulting from the exit of certain manufacturing facilities. Fair value of these assets was determined on the basis of their net realizable value on disposal. Substantially all of the impaired assets were physically disposed as of December 31, 2001.

(c) Lease termination costs primarily relate to the early termination of leases on vacated property.

(d) Other costs include expenses associated with equipment dismantling and disposal, legal costs and other exit costs.

14. Commitments and Contingencies

Operating Leases

The Company leases certain of its facilities and equipment under operating leases. The future minimum lease payments under non-cancelable operating leases are as follows at December 31, 2001:

2002	$15,624
2003	12,232
2004	9,602
2005	7,017
2006	5,516
Thereafter	8,730
Total	$58,721

Rent expense for operating leases amounted to $20.0 million, $21.2 million and $18.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Legal

The Company is party to various legal proceedings, including certain environmental matters, incidental to the normal course of business. Management does not expect that any of such proceedings will have a material adverse effect on the Company's financial condition or results of operations.

15. Segment Reporting

Operating segments are the individual reporting units within the Company. These units are managed separately, and it is at this level where the determination of resource allocation is made. The units have been aggregated based on operating segments in geographic regions that have similar economic characteristics and meet the aggregation criteria of SFAS 131. The Company has determined that there are five reportable segments: Principal U.S. Operations, Principal Central European Operations, Swiss R&D and Manufacturing Operations, Other Western European Operations and Other. Principal U.S. Operations represent certain of the Company's marketing and producing organizations located in the United States. Principal Central European Operations primarily include the Company's German marketing and producing organizations that primarily serve the German market and, to a lesser extent, Europe. Swiss R&D and Manufacturing Operations consist of the organizations located in Switzerland that are responsible for the development, production and marketing of precision instruments, including weighing, analytical and measurement technologies for use in a variety of industrial and laboratory applications. Other Western European Operations include the Company's market organizations in Western Europe that are not included in Principal Central European Operations. The Company's market organizations are geographically focused and are responsible for all aspects of the Company's sales and service. Operating segments that exist outside these reportable segments are included in Other.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on adjusted operating income (gross profit less research and development and selling, general and administrative expenses before amortization and non-recurring costs). Intersegment sales and transfers are priced to reflect consideration of market conditions and the regulations of the countries in which the transferring entities are located. The following tables show the operations of the Company's operating segments:

For the year ended December 31, 2001	Principal U.S. Operations	Principal Central European Operations	Swiss R&D and Mfg. Operations	Other Western European Operations	Other(a)	Eliminations and Corporate(b)	Total
Net sales to external customers	**$362,855**	**$185,606**	**$ 24,044**	**$269,733**	**$305,784**	**$ —**	**$1,148,022**
Net sales to other segments	**32,507**	**60,886**	**149,496**	**44,616**	**149,872**	**(437,377)**	**—**
Total net sales	**$395,362**	**$246,492**	**$173,540**	**$314,349**	**$455,656**	**$(437,377)**	**$1,148,022**
Adjusted operating income	**$ 31,074**	**$ 30,432**	**$ 40,883**	**$ 27,517**	**$ 46,435**	**$ (11,277)**	**$ 165,064**
Depreciation	**6,762**	**2,283**	**1,880**	**2,962**	**8,520**	**451**	**22,858**
Total assets	**585,357**	**144,967**	**226,790**	**183,120**	**712,851**	**(663,673)**	**1,189,412**
Purchase of property, plant and equipment	**7,007**	**4,386**	**3,178**	**3,498**	**8,783**	**6,376**	**33,228**

For the year ended December 31, 2000	Principal U.S. Operations	Principal Central European Operations	Swiss R&D and Mfg. Operations	Other Western European Operations	Other(a)	Eliminations and Corporate(b)	Total
Net sales to external customers	$367,738	$177,912	$ 26,974	$256,257	$266,666	$ —	$1,095,547
Net sales to other segments	33,528	53,563	148,158	41,896	120,730	(397,875)	—
Total net sales	$401,266	$231,475	$175,132	$298,153	$387,396	$(397,875)	$1,095,547
Adjusted operating income	$ 38,414	$ 22,881	$ 38,313	$ 21,979	$ 32,231	$ (10,977)	$ 142,841
Depreciation	6,692	2,364	1,962	2,803	7,488	381	21,690
Total assets	242,878	138,957	199,067	152,816	661,740	(507,876)	887,582
Purchase of property, plant and equipment	6,289	3,123	3,068	4,226	10,798	1,800	29,304

For the year ended December 31, 1999	Principal U.S. Operations	Principal Central European Operations	Swiss R&D and Mfg. Operations	Other Western European Operations	Other(a)	Eliminations and Corporate(b)	Total
Net sales to external customers	$356,400	$184,021	$ 23,832	$267,426	$233,794	$ —	$1,065,473
Net sales to other segments	46,310	58,094	154,931	20,229	111,284	(390,848)	—
Total net sales	$402,710	$242,115	$178,763	$287,655	$345,078	$(390,848)	$1,065,473
Adjusted operating income	$ 37,255	$ 23,070	$ 32,992	$ 25,024	$ 30,138	$ (24,797)	$ 123,682
Depreciation	7,807	2,912	2,748	3,176	7,903	394	24,940
Total assets	217,202	139,726	158,160	146,955	624,528	(465,598)	820,973
Purchase of property, plant and equipment	7,588	2,051	2,322	4,140	10,548	2,539	29,188

(a) Other includes reporting units in Asia, Eastern Europe, Latin America and segments from other countries that do not meet the aggregation criteria of SFAS 131.

(b) *Eliminations and Corporate includes the elimination of intersegment transactions as well as certain corporate expenses, intercompany investments and certain goodwill, which are not included in the Company's operating segments.*

A reconciliation of adjusted operating income to earnings before taxes and minority interest for the year ended December 31 follows:

	2001	2000	1999
Adjusted operating income	**$165,064**	$142,841	$123,682
Amortization	**14,114**	11,564	10,359
Interest expense	**17,162**	20,034	21,980
Other charges, net	**15,354**	2,638	10,468
Revaluation of acquisition inventories	**—**	—	998
Earnings before taxes and minority interest	**$118,434**	$108,605	$ 79,877

The Company sells precision instruments, including weighing instruments and certain analytical and measurement technologies, and related after-market support to a variety of customers and industries. None of these customers account for more than 3% of net sales. After-market support revenues are primarily derived from parts and services such as calibration, certification and repair, much of which is provided under contracts. A breakdown of the Company's sales by product category for the years ended December 31 follows:

	2001	2000	1999
Weighing-related instruments	**$ 634,834**	$ 624,510	$ 618,716
Non-weighing instruments	**271,519**	237,501	226,434
After-market	**241,669**	233,536	220,323
Total net sales	**$1,148,022**	$1,095,547	$1,065,473

The breakdown of net sales by geographic customer destination and property, plant and equipment, net for the year ended December 31 is as follows:

	Net sales			Property, plant and equipment, net	
	2001	2000	1999	2001	2000
United States	**$ 417,886**	$ 411,484	$ 386,452	**$ 41,543**	$ 41,050
Other Americas	**74,020**	76,522	74,701	**2,157**	2,222
Total Americas	**491,906**	488,006	461,153	**43,700**	43,272
Germany	**130,641**	122,570	132,302	**22,920**	22,504
France	**104,206**	97,345	94,557	**5,606**	5,863
United Kingdom	**44,689**	44,927	44,105	**5,806**	6,037
Switzerland	**45,437**	45,308	42,530	**92,707**	99,627
Other Europe	**185,961**	168,040	174,497	**5,239**	5,985
Total Europe	**510,934**	478,190	487,991	**132,278**	140,016
Rest of World	**145,182**	129,351	116,329	**16,294**	16,100
Totals	**$1,148,022**	$1,095,547	$1,065,473	**$192,272**	$199,388

16. Quarterly Financial Data (Unaudited)

Quarterly financial data for the years ended December 31, 2001 and 2000 are as follows:

	First Quarter	Second Quarter[a]	Third Quarter	Fourth Quarter[a]
2001				
Net sales	$265,644	$279,033	$285,064	$318,281
Gross profit	118,310	126,849	131,024	152,699
Net earnings	$ 14,498	$ 6,682	$ 20,384	$ 30,700
Basic earnings per common share	$ 0.37	$ 0.17	$ 0.51	$ 0.72
Diluted earnings per common share	$ 0.34	$ 0.16	$ 0.48	$ 0.69
Market price per share:				
High	$ 53.92	$ 52.20	$ 49.20	$ 51.98
Low	$ 36.50	$ 37.95	$ 37.00	$ 39.98
2000				
Net sales	$259,116	$268,558	$270,003	$297,870
Gross profit	114,241	119,586	120,684	140,851
Net earnings	$ 11,754	$ 17,931	$ 17,134	$ 23,300
Basic earnings per common share	$ 0.30	$ 0.46	$ 0.44	$ 0.59
Diluted earnings per common share	$ 0.28	$ 0.43	$ 0.41	$ 0.55
Market price per share:				
High	$ 44.50	$ 45.75	$ 48.81	$ 56.00
Low	$ 31.81	$ 30.00	$ 37.75	$ 39.50

(a) The financial data for the second quarter of 2001 includes a charge of $14.6 million primarily related to headcount reductions and manufacturing transfers (Note 13). The financial data for the fourth quarter of 2000 includes a charge of $1.4 million related to the close-down and consolidation of operations.

Selected Financial Data

The selected historical financial information set forth below at December 31 and for the years then ended is derived from our consolidated financial statements. The financial information presented below, in thousands except per share data, was prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

(In thousands, except per share data)	**2001**	2000	1999	1998	1997
Statement of Operations Data:					
Net sales	**$1,148,022**	$1,095,547	$1,065,473	$ 935,658	$ 878,415
Cost of sales	**619,140**	600,185	585,007[(a)]	520,190	493,480[(c)]
Gross profit	**528,882**	495,362	480,466	415,468	384,935
Research and development	**64,627**	56,334	57,393	48,977	47,551
Selling, general and administrative	**299,191**	296,187	300,389	265,511	260,397
Amortization	**14,114**	11,564	10,359	7,634	6,222
Purchased research and development	**—**	—	—	9,976[(b)]	29,959[(d)]
Interest expense	**17,162**	20,034	21,980	22,638	35,924
Other charges, net[(f)]	**15,354**	2,638	10,468	1,197	10,834
Earnings (loss) before taxes, minority interest and extraordinary items	**118,434**	108,605	79,877	59,535	(5,952)
Provision for taxes	**46,170**	38,510	31,398	20,999	17,489
Minority interest	**—**	(24)	378	911	468
Earnings (loss) before extraordinary items	**72,264**	70,119	48,101	37,625	(23,909)
Extraordinary items—debt extinguishments	**—**	—	—	—	(41,197)[(e)]
Net earnings (loss)	**$ 72,264**	$ 70,119	$ 48,101	$ 37,625	$ (65,106)
Basic earnings (loss) per common share:					
Net earnings (loss) before extraordinary items	**$ 1.78**	$ 1.80	$ 1.25	$ 0.98	$ (0.76)
Extraordinary items	**—**	—	—	—	(1.30)
Net earnings (loss)	**$ 1.78**	$ 1.80	$ 1.25	$ 0.98	$ (2.06)
Weighted average number of common shares	**40,609,716**	38,897,879	38,518,084	38,357,079	31,617,071
Diluted earnings (loss) per common share:					
Net earnings (loss) before extraordinary items	**$ 1.68**	$ 1.66	$ 1.16	$ 0.92	$ (0.76)
Extraordinary items	**—**	—	—	—	(1.30)
Net earnings (loss)	**$ 1.68**	$ 1.66	$ 1.16	$ 0.92	$ (2.06)
Weighted average number of common shares	**42,978,895**	42,141,548	41,295,757	40,682,211	31,617,071
Balance Sheet Data (at end of period):					
Cash and cash equivalents	**$ 27,721**	$ 21,725	$ 17,179	$ 21,191	$ 23,566
Working capital	**106,689**	103,021	81,470	90,042	79,163
Total assets	**1,189,412**	887,582	820,973	820,441	749,313
Long-term debt	**309,479**	237,807	249,721	340,246	340,334
Other non-current liabilities[(g)]	**119,108**	95,843	100,334	103,201	91,011
Shareholders' equity	**388,184**	178,840	112,015	53,835	25,399

(a) In connection with acquisitions in 1999, including the acquisition of the Testut-Lutrana group, we allocated $998 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the second quarter of 1999.

(b) In connection with the Bohdan acquisition, we allocated $9,976 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Bohdan acquisition.

(c) In connection with the Safeline acquisition, we allocated $2,054 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the second quarter of 1997.

(d) In connection with the Safeline acquisition, we allocated $29,959 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Safeline acquisition.

(e) Represents charges for the write-off of capitalized debt issuance fees and related expenses associated with our previous credit facilities. The amount also includes the prepayment premium on the senior subordinated notes which were repurchased and the write-off of the related capitalized debt issuance fees.

(f) Other charges, net generally includes interest income, foreign currency transactions, (gains) losses from sales of assets and other items. The 2001 amount also includes a charge of $15,196 primarily related to headcount reductions and manufacturing transfers. The 2000 amount includes a charge of $1,425 related to the close-down and consolidation of operations. The 1999 amount includes a gain on an asset sale of approximately $3,100, a charge of $8,007 to transfer production lines from the Americas to China and Europe and the closure of facilities and losses of approximately $4,100 in connection with the exit from our glass batching business based in Belgium. For the years ended December 31, 1999 and 1998, the amount shown also includes $825 and $650, respectively, of expenses incurred on behalf of certain selling shareholders in connection with secondary offerings. For the year ended December 31, 1997, the amount shown includes a restructuring charge of $6,300 to consolidate three facilities in North America.

(g) Consists primarily of obligations under various pension plans and plans that provide postretirement medical benefits. See Note 11 to the audited consolidated financial statements included herein.

Corporate Information

Corporate Offices
Mettler-Toledo International Inc.
Im Langacher
P.O. Box MT-100
CH-8606 Greifensee, Switzerland
Phone +41-1-944 22 11
Fax +41-1-944 24 70

Stock Exchange
Shares of Mettler-Toledo International Inc. common stock are traded on the New York Stock Exchange under the symbol MTD.

Dividend Policy
The Company has never paid any dividends on its common stock and does not anticipate doing so in the foreseeable future. The Company has used its cash flow to reduce debt and make acquisitions.

Transfer Agent and Registrar
Mellon Investor Services LLC acts as primary Transfer Agent and Registrar for the Company. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:

Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Phone: 800-526-0801
Phone: 201-329-8660
www.melloninvestor.com

Shareholders
As of February 22, 2002, the Company estimates there were approximately 15,000 shareholders.

Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m. on Friday, May 17, 2002 at Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, 29th Floor, New York, New York 10004. A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about March 31, 2002.

Internet
Company and product information is available at our World Wide Web site at the following address: www.mt.com

Trademarks
The following registered and unregistered trademarks, found in this annual report, are among those used by METTLER TOLEDO: BERGER, BOHDAN, BOHDAN AUTOMATION, FLEXIWEIGH, FREEWEIGH.NET, LABX, METCAL, METTLER TOLEDO, OPTIMIZER, RAININ, RAININ INSTRUMENT, RONDOLINO, SAFELINE, SERVICEXXL, TESTUT-LUTRANA, THORNTON, UNICORN, VIKING.

Form 10-K
Mettler-Toledo International Inc.'s Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001 is available to shareholders upon written request to the Investor Relations Department.

Investor Relations
Security analysts, investment professionals and shareholders should direct their business-related inquiries and requests for information to:

Mary T. Finnegan, Treasurer/Investor Relations
1900 Polaris Parkway
Columbus, Ohio 43240
Phone: 614-438-4748
Fax: 614-438-4646
mary.finnegan@mt.com

Board of Directors

Robert F. Spoerry
Chairman of the Board,
President and Chief Executive Officer
Director since 1996

Philip Caldwell
Retired Chairman of the Board
and Chief Executive Officer,
Ford Motor Company
Director since 1996

John T. Dickson
Chief Executive Officer and President,
Agere Systems Inc.(formerly the
Microelectronics Group of Lucent)
Director since 2000

Philip H. Geier, Jr.
Retired Chairman of the Board
and Chief Executive Officer,
The Interpublic Group of Companies
Director since 2001

Reginald H. Jones
Retired Chairman of the Board
and Chief Executive Officer,
General Electric Company
Director since 1996

John D. Macomber
Principal, JDM Investment Group;
Former Chairman and President,
Export-Import Bank of the United States
Director since 1996

George M. Milne, Jr.
Executive Vice President, Pfizer Global R&D,
President, Worldwide Strategic and
Operations Management,
Pfizer Inc.
Director since 1999

Thomas P. Salice
President and Chief Executive Officer,
AEA Investors Inc.
Director since 1996

Executive Officers

Dennis W. Braun
Chief Financial Officer

Lukas Braunschweiler
Laboratory

Peter Bürker
Human Resources

William P. Donnelly
Packaging

Olivier A. Filliol
Process Analytics

Jean-Lucien Gloor
Information Systems & Logistics

Timothy P. Haynes
Retail

Karl M. Lang
Asia/Pacific

Robert F. Spoerry
Chairman of the Board,
President and Chief Executive Officer

Urs Widmer
Industrial

www.mt.com

Creation: MarCom Greifensee
Printed in the U.S.A